PART II

OFFERING MEMORANDUM DATED MAY 10, 2024

 **Retrieve Medical Holdings, Inc.**

376 Main Street, Suite 100, Bedminster, NJ 07921
retrievemedical.com

Up to $2,999,999.77 of Common Stock
Minimum Investment Amount: $1,001.36

Retrieve Medical Holdings, Inc. ("the Company," " Retrieve Medical", "we," or "us"), is offering up to $2,999,999.77 worth of the company's common stock, $0.001 per share (the "Common Stock") at a price of $1.50 per share for 1,932,367 shares, plus an investor fee of 3.5% per transaction for each transaction for up to $101,449.27. The minimum target amount under this Regulation CF offering is $5,000.08 (the "Target Offering Amount"), including an investor fee of 3.5% for each transaction. The Company must reach its Target Offering Amount of $5,000.08 by February 28, 2025. Unless the Company raises at least the Target Offering Amount of $5,000 under the Regulation CF offering by February 28, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Company will issue special BONUS shares for early investors, as follows:

Bonus shares will be issued to investors who invest in the Offering as follows:

> Purchase of shares for at least $5,000 - 5% bonus shares
> Purchase of shares for at least $10,000 - 7% bonus shares
> Purchase of shares for at least $25,000 - 10% bonus shares

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to February 25, 2025 (the "Offering Deadline"), <u>or such earlier time as the Company designates</u>, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

Investors will be required to pay an investor processing fee of 3.5% (the "Investor Fee") to the Company at the time of the subscription to help offset transaction costs. The Intermediary will receive a cash commission on this fee.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Retrieve Medical Holdings, Inc. ("Retrieve Medical", "We", "Company") was first incorporated on December 18, 2007, under the laws of Nevada. We focus on developing Retrieve Dx™, a specialized software that works with electronic medical records system, to streamline certain documentation tasks for emergency departments. We believe Retrieve is a smarter way to create more comprehensive, more precise patient documentation in less time.

Corporate History

We were first incorporated in Nevada as "Surf A Movie Solutions, Inc." on December 18, 2007 to engage in the business of the development sale and marketing of online video sales. We were not successful in our efforts and discontinued this line of business. Since that time and until August 8, 2014, we were a "shell company" (as such term is defined in Rule 12b-2 under the Exchange Act).

On August 30, 2013, we changed our name to "Frac Water Systems, Inc." and on October 10, 2013 we decided to engage in the business of providing economically and environmentally sound solutions for the treatment and recycling of wastewater resulting principally from oil and gas exploration and production activities. Due to our research of the business opportunities, on December 31, 2013 we determined not to move forward with this line of business.

In early March 2014, we decided to enter into the business of developing, manufacturing and marketing pharmaceutical level products containing phytocannabinnoids, an abundant and pharmaceutically active component of industrial hemp, for the prevention and alleviation of various conditions and diseases. In connection therewith, on March 17, 2014, we changed our name to "Cannabis Therapy Corporation" and on March 24, 2014 changed our trading symbol on OTC Markets to "CTCO". On December 23, 2014, we changed our name to "Peak Pharmaceuticals, Inc." and our trading symbol changed to "PKPH" on February 5, 2015.

On March 27, 2023, we entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Retrieve Medical Acquisition Corp., a Delaware corporation (the "Acquisition Subsidiary") and Retrieve Medical, Inc., a Delaware corporation, pursuant to which the Acquisition Subsidiary was merged with and into Retrieve Medical, Inc., with Retrieve Medical, Inc. surviving as a wholly-owned subsidiary of the Company (the "Merger"). The transaction (the "Closing") took place on March 27, 2023 (the "Closing Date"). We acquired, through a reverse triangular merger, all of the outstanding capital stock of Retrieve Medical, Inc. in exchange for issuing Retrieve Medical, Inc.'s shareholders (the "Retrieve Medical, Inc. Shareholders"), pro-rata, an aggregate of 16,338,951 shares of the Company's common stock, par value $0.001 per share. As a result of the Merger, the Retrieve Medical, Inc. Shareholders became the majority shareholders of the Company. Neil Reithinger, the sole director of the Company, approved the Agreement and the transactions contemplated under the Agreement, and on the Closing Date, resigned from his positions of Chief Executive Officer, Chief Financial Officer and sole director of the Company. Effective as of the Closing Date, Mr. Jerry Swon, was appointed as the Chief Executive Officer of the Company. The directors and shareholders of Retrieve Medical, Inc. have approved the Agreement and the transactions contemplated thereunder and as of the Closing Date own 16,338,951 shares of Common Stock in the aggregate.

Immediately following the Closing of the Merger, the Company changed its business plan to that of Retrieve Medical, Inc. As a result of the Merger, on May 31, 2023 the Company changed its name to "Retrieve Medical Holdings, Inc." as well as its trading symbol to better reflect its current business to its shareholders.

Business Model

Our business model is software as a service (SaaS) recurring revenue. The SaaS fees are based on the number of visits in the hospital, clinic, or doctors' office. For each visit, the software will be used to scan the record and present data back to the physician. The plan to bill the Company will depend on several factors when determining the annual service fee, including, but not limited to, hospital discharges, emergency department/clinic visits, and size of the organization. This fee will be billed on an annual basis. The initial term of our licensing contracts is expected to be 3 years with automatic evergreen extensions.

Our four white papers show that utilizing our computer aided solution yields a better clinical result in terms of reduced mortality and higher quality of care. Further, by using our solution, physicians need to spend less time on having to research and analyze coding, which will improve satisfaction for physician employees and room to servicing higher volumes of patients. Retrieve has a dynamic model that is available to hospital customers and prospects, and allows the organization's volume and historical reimbursement data to be entered and compared to the norm for the same diseases. The model identifies all areas where the organization is undercharging based on national averages. It shows the increase which can be achieved by implementing the Retrieve programs.

Recent Developments

On March 31, 2023, the Company changed its fiscal year end from September 30 to December 31.

Our Opportunities

Historical EMR Problem Statement with Physician Usage

As electronic medical records (EMR) were introduced into the marketplace 20 years ago, the role of the physician greatly expanded. He/she took the place of the ward clerk and the nursing staff in entering information into the marketplace. All physician products required this increased data enter input. This added 15-30% workload to the physician in manual labor and documentation. It greatly reduced the productivity of the physicians and their job satisfaction. Over the years we have continued to add to the documentation burden of the physician and provide very few tools to assist in decreasing the overall workload.

Physicians rely on past experience and readily available information to proceed with patient treatment. This results in the use of assumptions and general scenarios of health and is not tailored to the patient. The future will rely on capturing more patient data from a more complete history given to the physician for use as a basis for treatment. This improves diagnostic assessment and provides a much better understand of the patient to increase the quality of care and the overall treatment.

While the best data comes from the physician personally adding to the medical record, it has been an increased burden of labor for the most expensive and knowledgeable resources. The data from the laboratory is typically empirical data and does not need to be review by the physician until presented in the patient's overall record. This data typically falls in ranges and if the patient is outside of range is easily noted by the physician. Fortunately, lab data represents 75-80% of the information used in patient treatment. Textual data is much more difficult to examine and review. It requires special tools and medical knowledge to codify. While it is only 20-25% of the normal patient record, physicians typically do not review it since it is not all in one place, the volume of reading can be extensive and limited due to the availability of time.

Electronic Health Records and Comorbidities

Emergency departments (ED) often face challenges with treating patients due to issues with obtaining the proper patient documentation. The ED is a busy, quick-results department, whereby time is of the essence. Physicians just do not have the time to thoroughly study the medical records to accurately record comorbidities and other conditions that provide a complete picture of the clinical situation for the patient. Additionally, these issues include the lengthy delays frequently involved with obtaining and reviewing a client's records or test results in the necessary timeframe, and a lack of readily available information pertaining to a patient's pre-existing conditions.

Over a period of ten years, the Research Foundation for the State University of New York ("Research Foundation") had developed a software solution that improves the workflow and provision by physicians of accurate diagnoses to patients, and the efficiency of the record-keeping process of medical centers, with special emphasis on the emergency department environment. Retrieve Medical, Inc. in 2016 obtained an exclusive world-wide license from the Research Foundation to complete development and undertake the commercialization of this software application. The Company has now materially completed the software development and is poised to introduce the product under the Retrieve Dx™ label to the market.

Emergency Department physicians are often tasked with researching a client's complete medical history in a limited timeframe. The increasing volume of historical patient information has made this an almost impossible task. This problem has been heighted by the widespread availability of electronic health records (EHR), which further increases the amount of patient historical information that the physician must sort through and analyze.

Emergency department clinicians identify and document patient's medical conditions by inspecting assorted test results and obtaining the patient's medical history when available. This can be a time-consuming process that can result in documentation errors and omissions and misdiagnosis. The death or re-admission of a patient to a hospital as the result of an undiagnosed condition may result in a loss of insurance reimbursement to the hospital, lower hospital ratings and lower physician performance ratings. Without proper documentation of pre-existing conditions at the time of admission, it is impossible for the attending physician to differentiate pre-existing conditions from complications that occur during hospitalization.

EHRs should improve identification and documentation of pertinent health issues. They should be faster and better than paper records. However, Computerized Physician Order Entry (CPOE) and EHRs today result in physicians and nurses spending more time at the computer than at the bedside as they become data entry focused. Because data from multiple inputs can be recorded electronically, there is the danger of data overload, resulting in the need to cull through multiple screens of data to find the pertinent information.

Capturing more patient data is even more important for physicians when treating patients with comorbidities. Comorbidities are medical conditions which are not the principal diagnosis or reason for visit during an ED patient encounter. Comorbidities are significant additional medical conditions that impact on a patient's health and ultimate outcomes. Comorbidities affect patients' outcomes, survival, and length of hospitalization. Identifying and highlighting comorbidities for patients admitted to the hospital helps ensure these conditions are addressed.

Thus, knowledge and accurate proper documentation of comorbidities discovered when a patient is seen in the ED is a significant piece of information that needs to be communicated to a patient's primary care health team for timely follow-up and proper treatment. Most failures and errors in caring for patients happen at times when healthcare providers may fail to communicate clinical information as the patient moves through the continuum of care. Secondly, since patient-centered care, a component of healthcare quality recognized by the Institute of Medicine, encourages engaging patients and family in their care, ED findings such as abnormal labs, radiology reports and test results should not only be communicated to the patient's primary care provider but also be provided to the patient and/or family.

Thirdly, proper documentation of comorbidities is important for hospital coding, billing, and reimbursement in analyzing service intensity weight, risk adjusted outcome measures, staffing and reimbursement. In fact, data bases with administrative data based on coding are often used for health services research. Proper comorbidity coding with this new legislation will affect the financial reimbursement to the medical facility and the physician.

In the emergency department there is opportunity to document what comorbidities exist so that care givers are aware and can address them. Many of the comorbidities are ambulatory care sensitive problems: diabetes, hypertension, kidney problems, obesity, electrolytes abnormality, etc. Often these comorbidities, which may be discovered during the encounter, are not the principal reason for a visit and thus are not listed as a diagnosis or reason for visit in the record. In addition, for coding purposes, they must be expressed in the narrative description and signed by the physician.

The main barrier of the identification and documentation of comorbidities today is that computer-aided automation to support this process is virtually nonexistent. In fact, the physician will have to rely primarily on costly and time-consuming manual chart review. The problem with this, as mentioned earlier, is that due to the voluminous amount of information which becomes available and the focus being on the immediate condition being treated by the Emergency physician, some of the comorbidities may be missed or not documented; in certain cases, the physician may decide to ignore it as unimportant or a transient occurrence.

Our Solutions and Product

Our software addresses the lack of the computer-aided automation in the identification and documentation of comorbidities by using deterministic algorithms and natural language processing (NLP) to automatically identify and document comorbidities from a patient's EHR. Bringing automation to this problem substantially improves and affects the outcome of ED treatment. More importantly, automation facilitates the rapid creation of a prominent and succinct summary of the comorbid conditions for electronic (and or printed) communication back to the inpatient admitting physician or the primary care physician (PCP) in a timely manner for further follow-up and continued monitoring.

The Retrieve software is a real-time diagnostic clinical decision-support and physician documentation software, which analyzes all of the medical record and then presents these findings to the physician to consider with their diagnosis. The physician still makes the medical decision; however, this product solution presents all of the pertinent information for the physician to make a timely proper medical decision. Some may be pertinent and have the physician probe further for more information from the patient or the patient's family. This can be relevant in the patient's diagnosis and treatment. Approximately, 48 % of all patients have complications or comorbidities. Studies show that 32% have 1 or 2; 13% have 3 or 4 and the remainder have more than 5. This represents a large part of the population.

Retrieve uses data mining, clinical decision support, natural language processing (NLP), and algorithmic testing to analyze a patient's accumulated medical records and lab results in real-time generating diagnostic support guidance. By analyzing all the available data about a patient, the software is expected to produce superior diagnoses with supporting comorbidities, leading to a reduction of malpractice claims and readmission rates and increased quality of patient care. Furthermore, the product will simplify the documentation process for physicians, and reduce medical records coding overhead.

In addition to gathering and analyzing patients' medical data in seconds, Retrieve also automatically identifies key indicators for comorbid conditions that contribute to a patient's mortality risk. It utilizes historical patient data by searching through a patient's medical records in less than 30 seconds and determines possible co-morbid conditions from data fields such as vital signs, laboratory values, medication lists, and radiology reports prior to the patient's admission to the hospital to aid in complete medical coding. Comorbidities are added to a patient's record only upon physician approval.

Retrieve reduces manual processes where:

•   Physicians identify issues and manually enter information into EMR system. This process is very time consuming and may generate errors of omission;

•   Utilization of standard notes, cut and paste techniques, or previously saved notes increases the risk of errors;

•   Patients may not report every illness or symptom in the hospital and/or they may not know the extent of their chronic problems; and

•   Medical records may not "connect the dots," leaving preexisting symptoms and comorbidities undocumented in current documentation which in turn could lead to allegations of hospital negligence

In February 2022, we obtained exclusive world-wide licenses to a software product "LinkCloud" that was developed by the University of Missouri and also includes technologies proprietary to the University of Illinois. LinkCloud complements our Retrieve Dx software.

LinkCloud is a quality-of-care enhancement tool which helps organizations offer information and guidelines about patient care interactions that have specific performance requirements endorsed or created by healthcare organization. Link Cloud has the ability to integrate patient specific findings and parameters to behavioral algorithms so as to display customized suggested reactions to clinically sensitive situations. This ability eliminates the need for extensive research and live calculations which the clinician would have to find time to accomplish while managing time-pressured patient visits. This not only protects the physician, institution and patient but it can also be a time-saving CDI tool as well.

Target Market and Sales Strategy

The Retrieve software has gone through the validation process of both Oracle/Cerner and Epic. The validation process was successful and Retrieve Medical, Inc. software is an approved application for Oracle/Cerner and Epic. Cerner and Epic are two of the three major integrated medical database systems in the United States. We have expanded the software to work in a cloud environment, to be provide improved stability, security, and version control. Further, the company uses SMART on FHIR (a healthcare standard through which applications can access clinical information through a data store. It adds a security layer based on open standards including OAuth2 and OpenID Connect, to FHIR interfaces to enable integration with EHR systems) to integrate with vendor platforms that increase efficacy, reduces overhead and saves valuable time and resources in the integration and connectivity efforts. Retrieve Medical can integrate with any platform using SMART on FHIR (all EMRs will be mandated to support SMART on FHIR by 2024).

Currently, Retrieve Medical has agreements with several sales organizations that operate in the health care space. Medical centers with active Emergency Departments (ED) are the main target for our product. New legislation requires more complete documentation during the emergency department visit and imposes a cost in form of reduced reimbursement for the medical service. One of the Company's founders is a former national executive in this area and his many connections and personal networks will assist in broadening the awareness of our computer solution.

Large hospital systems who already use the Oracle/Cerner, EPIC or Meditech EMR clinical systems are significant opportunities for our solution. Being approved by these organization as an authorized and approved application has been a key sales strategy of the Company. The installation of our software can be completed in a period of four weeks, with an expected return on investment within six months.

Our Competition

The most notable Clinical Decision Support software products are Nuance, Iodine, and 3M 360. All of these software products are activated after the diagnosis of a patient's condition. Retrieve is the only software in the market that is activated prior to the physician's diagnosis of the patient. In this way, the occurrence of incomplete diagnoses is reduced and retrospective diagnosis adjustment avoided.

Our Growth Strategy

Our growth strategy is to replicate the encouraging results documented at Stony Brook University Medical Center and market Retrieve software to all 5,000+ U.S. hospitals.

Governmental Regulation

The healthcare industry in which we operate is highly regulated. We and our customers must comply with a variety of requirements, including among others, HIPAA, HITECH, regulations issued by the Department of Health and Human Services and the Centers for Medicare and Medicaid Services, a number of fraud and abuse laws, such as the federal Anti-Kickback Statute and the False Claims Act, and comparable state laws. We have structured our operations to comply with these laws and other regulatory and contractual requirements.

Healthcare Fraud and Abuse Laws

We may be subject to various federal laws targeting fraud and abuse in the healthcare industry. For example, the federal Anti-Kickback Statute prohibits, among other things, any person from knowingly or willfully offering, soliciting, receiving or paying remuneration (a term interpreted broadly to include anything of value, including, for example, gifts, discounts and credits), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, an item or reimbursable, in whole or in part, under a federal healthcare program such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute has been broadly interpreted by federal courts and agencies, and potentially subjects many healthcare business arrangements to government investigation, enforcement, and prosecution, which can be costly and time consuming. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Retrieve Software helps improve quality of documentation by identifying pertinent information in the patient's medical record and by current findings identified in the medical record. Improved quality of documentation improves patient care and may or may not increase reimbursement. The primary function of the software is to improve patient care.

In addition, the False Claims Act, or FCA, prohibits anyone from, among other things, knowingly presenting or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent. Although we do not submit claims directly to payors, we could be held liable under the False Claims Act if we are deemed to "cause" the submission of false or fraudulent claims by, for example, including inaccurate information in draft medical notes for physicians, or if our documentation services are found to have caused clinicians to have inaccurately attested to "Meaningful Use" criteria. Claims for services that were induced by kickbacks and in violation of the federal Anti-Kickback Statute may also form the basis for FCA liability. In recent years, many cases have been brought against healthcare companies by the government and by "whistleblowers," which have resulted in judgments and settlements involving substantial payments to the government by the companies involved. Often, to avoid the threat of treble damages and penalties under the False Claims Act, which in 2023 are $13,508 to $27,018 per false claim, companies will resolve allegations in a settlement without admitting liability to avoid the potential treble damages. Any such settlement or the cost to defend against allegations could be substantial and impact our reputation.

Retrieve Medical software presents information to the physician for validation and insertion into the medical record. The physician decides what is pertinent to include in the record.

HIPAA also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Additionally, many of the states in which we operate also have similar fraud and abuse focused laws that apply to our business. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

Violations of these laws are punishable by substantial penalties and other remedies, including monetary fines, civil penalties, administrative penalties, criminal sanctions (in the case of Anti-Kickback Statute), exclusion from participation in Federal Health Claims Processing Services, forfeiture of amounts collected in violation of such laws and additional reporting requirements, and compliance oversight obligations. Similarly, state anti-kickback and false claims laws may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any source, not only government programs.

Data Privacy and Security

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information, privacy and security laws, including HIPAA, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners and subcontractors.

For example, HIPAA establishes a set of national privacy and security standards for protecting the privacy, confidentiality and security of protected health information ("PHI"). Under HIPAA, health plans, healthcare clearinghouses and healthcare providers, together referred to as "covered entities" for purposes of HIPAA, and their "business associates" must protect individually identifiable health information in accordance with certain standards. HITECH enhances and strengthens the HIPAA privacy and security standards and makes certain provisions of HIPAA directly applicable to business associates of covered entities.

In connection with our business operations, we access, use and disclose PHI on behalf of our covered entity and business associate clients, and therefore, are considered to be, a business associate of our customers and subject to HIPAA and its implementing regulations. HIPAA requires covered entities and business associates, such as us, to have agreements with their business associates, pursuant to which business associates must agree to appropriately safeguard the PHI created or received on their behalf and to abide by statutory and other regulatory obligations under HIPAA. These obligations include, but are not limited to, the responsibility to (i) maintain physical, technical and administrative safeguards that reasonably and appropriately protect the confidentiality, integrity and availability of PHI, (ii) report security incidents and other inappropriate uses or disclosures of PHI, including to individuals and governmental authorities, (iii) assist covered entities or business associates from which we obtain health information with certain duties under HIPAA; and (iv) enter into business associate agreements with our downstream contractors that access, use, and disclose the PHI we receive, create, and maintain, on behalf of our covered entity or business associate customers. Retrieve Medical software does not retain any PHI in the cloud or on any server. No data on the individual patient is ever available nor is it stored.

HIPAA and HITECH impose numerous requirements on our business operations and subject us to material liability and other adverse impacts to our business in the event we fail to comply with their requirements. These include, without limitation, civil fines, possible criminal sanctions in certain circumstances, contractual liability to our customers, and damage to our brand and reputation. We have implemented appropriate safeguards to address the privacy and security of PHI consistent with our regulatory and contractual requirements. We also train our personnel regarding HIPAA and other related requirements. We have made and continue to make investments in systems to support customer operations that are regulated by HIPAA and other regulations. Because these standards are subject to interpretation and change, we cannot predict the future impact of HIPAA or other regulations on our business and operations. To comply with our regulatory and contractual obligations, we may have to adjust our policies and practices and invest in new technologies.

In addition to HIPAA and HITECH, numerous other state and federal laws govern the collection, dissemination, use, access to, confidentiality and security of individually identifiable health information. In many cases, state laws are not preempted by the HIPAA privacy and security standards and may impose more stringent standards, thus complicating compliance efforts.

Other Laws and Regulations

We are also subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business and requires companies to maintain accurate books and records and a system of internal accounting controls. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, and others may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.

Employees

As of May 3, 2024, we have 5 full-time employees. In addition, we are retaining several independent contractors for software programming, technical support and marketing services.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company currently leases 376 Main Street, Suite 100, Bedminster, NJ 07921 where it has its principal place of business.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Risks Related to the Company and Our Business

We face significant, evolving competition which, if we fail to properly address, could adversely affect our business, results of operations, financial condition, and price of our stock.
The markets for clinical documentation software are intensely competitive and rapidly evolving. We face significant competition from a number of different sources. Several of our competitors have substantially greater name recognition and financial, technical, product development and marketing resources than we do. Some of our competitors, have, and may continue to become more active in our markets both through internal development and acquisitions. Moreover, we expect that competition will continue to increase as a result of consolidation in both the IT and healthcare industries. Transaction induced and other competitive pressures and factors may result in price erosion and make the adoption and renewal of our solutions more difficult. Further, as we continue to enhance and develop new solutions and products, we expect to face new competitors, and these new competitors may have more experience in these markets. There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures that we face will not materially and adversely impact our business, financial condition, and operating results.

We may not be able to develop and market new products to and services respond to technological changes or evolving industry standards and our clients may not accept our products.
The markets in which we operate are characterized by rapid technological and regulatory change, evolving industry standards and increasingly sophisticated client needs. In order to compete successfully, we must keep pace with our competitors in anticipating and responding to these rapid changes. Our future success will depend, in part, upon our ability to enhance existing solutions and develop and introduce in a timely manner or acquire new solutions that keep pace with technological and regulatory developments and industry requirements, satisfy increasingly sophisticated client requirements and achieve market acceptance. If we are unable, for technological or other reasons, to develop or acquire on a timely and cost-effective basis new software solutions or enhancements to existing solutions or if such new solutions or enhancements do not achieve market acceptance, or if new technologies emerge that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently, or more securely than our offerings, our business, financial condition, and results of operations can be adversely affected.

To date, we have not generated any revenues from the sale or licensing of our software, and we have a history of incurring substantial operating losses.
We have a history of incurring substantial operating losses. We anticipate continuing to incur significant costs associated with further developing our products. Additionally, we have not yet generated any revenues. If the number of customers that we are able to obtain is less than we expect, we may not generate significant revenues. If we are not able to generate significant revenues, we may never be sustainably profitable.

We depend on strategic relationships and our business could be materially impacted if we fail to manage these relationships properly.
We face risk from activities related to strategic partners. We depend on strategic relationships and our revenue and operating earnings could suffer if we fail to manage these relationships properly. To be successful, we must continue to maintain our existing strategic relationships and establish additional strategic relationships as necessary with

leaders in the markets in which we operate. If we lose any of these third-party relationships or fail to establish additional relationships, or if our relationships fail to benefit us as expected, this could materially and adversely impact our business, financial condition, and operating results.

If we are unable to manage our growth, including in the new markets we may enter, our business and financial results could suffer.

In order to successfully execute on our growth initiatives, we will need to, among other things, manage changing business conditions, anticipate, and react to changes in the regulatory environment, and develop expertise in areas outside of our business's traditional core competencies. If we expand into new markets, we will need to successfully address the risks inherent in the expansion of international operations, such as differing legal and regulatory requirements that may apply to our products and/or how we operate, including those that pertain to privacy and data protection, trade and employment restrictions and intellectual protections, among other risks, which could involve significant costs or require changes in products or business practices. Failure to successfully address these risks and other difficulties in managing future growth, including in new markets, could have a significant negative impact on our business, financial condition, and results of operations.

Our operations are dependent upon attracting and retaining key personnel.

If such personnel were to leave unexpectedly, we may not be able to execute our business plan. Our future performance depends in significant part upon the continued service of our key development, client service and senior management personnel and successful recruitment of new talent. These personnel have specialized knowledge and skills with respect to our business and our industry. The industry in which we operate is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that our current employees will continue to work for us. Loss of services of key employees could have an adverse effect on our business, results of operations and financial condition. Furthermore, we may need to grant additional equity incentives to key employees and provide other forms of incentive compensation to attract and retain such key personnel. Equity incentives may be dilutive to our per share financial performance. Failure to provide such types of incentive compensation could jeopardize our recruitment and retention capabilities.

If our existing customers do not continue or renew their contracts with us, renew at lower fee levels, or decline to purchase additional applications and services from us, it could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant portion of our forecasted revenues from the renewal of then existing customer contracts and sales of additional applications and services to existing customers.

Factors that may affect our ability to sell our product and solutions include, but are not limited to, the following:

• the price, performance and functionality of our solutions;

• the availability, price, performance and functionality of competing solutions;

• our ability to develop and sell our product;

• the stability, performance and security of our products and solutions;

• changes in healthcare laws, regulations or trends; and

• the business environment of our customers.

Most of our customers will have no obligation to renew their contracts for our product or solutions after the initial term expires. In addition, our customers may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these customers. If our customers fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels, or fail to purchase new products and services from us, our revenue may decline, or our future revenue growth may be constrained.

In order to support the growth of our business, we may need to seek capital through new equity or debt financings, and such sources of additional capital may not be available to us on acceptable terms or at all.
We intend to continue to make significant investments to support our business growth, respond to business challenges or opportunities, develop new solutions and products, enhance our existing solutions and product, enhance our operating infrastructure and potentially acquire complementary businesses and technologies.

Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including our growth rate, both organically and through acquisitions, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new or enhanced services and the continuing market acceptance of electronic health record systems. Accordingly, we may need to engage in additional equity or debt financings or collaborative arrangements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms, if at all. If we are unable to obtain adequate financing on terms satisfactory to us, it could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to data security risks and cyber-attacks, and if we are unable to safeguard the security and privacy of our client's data, our services may be perceived as not being secure, clients may curtail or stop using our services, we may incur significant liabilities, and our reputation and business may be harmed.
Our product collects, stores, transmits and processes clients' proprietary and confidential information, including the personally identifiable and protected health information of our clients' patients. Because of the sensitivity of this information, security features of our network, software, and systems are very important. Threat actors regularly attempt to gain access to our information and systems through various techniques. These threats include cyber attacks, the use of harmful malware or ransomware, security breaches, acts of vandalism or theft, (including by employees), computer viruses, misplaced or lost data, programming and/or human errors, power outages, protected health information leakage from implementing third-party technology to process and share data, hardware failures or other similar events. Furthermore our increased use of mobile and cloud technologies, including as a result of the shift to work-from-home arrangements resulting from the COVID-19 pandemic, has heightened these cybersecurity and privacy risks, including risks from cyber attacks such as phishing, spam emails, hacking, social engineering, and malicious software. We may expend significant capital and other resources to protect against data incidents, cyber attacks, or security breaches or to alleviate or mitigate problems caused by data incidents, cyber attacks, or security breaches.

Despite our implementation of security and privacy measures designed to ensure data security and compliance with applicable laws and rules, our network, systems, and services are vulnerable to these threats. Because techniques used to attack or compromise our systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive security measures. Although we train and monitor our employees, it is possible that our employees may, intentionally or unintentionally, act in ways that create security vulnerabilities, present security risks to the network, or otherwise compromises our security measures and our systems. If our security measures are unable to safeguard our network, systems, and services, and the confidential, proprietary, personal, and protected health information stored and processed thereon, someone may be able to obtain unauthorized access to our network, systems, and software, as with the security incidents described below, and then employee, client, or patient data thereon. As a result, our reputation could be damaged, we could lose clients or business partners, our business may suffer, and we could face damages for contract breach, penalties for violation of applicable laws or regulations and significant costs for remediation and remediation efforts to prevent future occurrences, all of which could have a material adverse effect on our business, operations, and financial results.

We rely upon our clients as users of our system for key activities to promote security of our product and the data within it, such as administration of client-side access credentialing and control of client-side display of data. Failure of clients to perform these activities may result in claims against us that this reliance was misplaced, which could expose us to significant expense and harm to our reputation even though our policy is to enter into business associate agreements with our clients. In addition, our clients may authorize or enable third parties to access their client data or the data of their patients on our product. Because we do not control such access, we cannot ensure the complete propriety of that access or integrity or security of such data in our systems.

Violations of state or federal privacy or data security laws may result in claims against us or may limit or prevent our use of data, which could harm our business.

Certain health privacy laws, data breach notification laws, privacy laws, and consumer protection laws may apply directly to our business and/or those of our collaborators and may impose restrictions on our collection, use, storage, and dissemination of individuals' personal information and protected health information. Patients about whom we obtain personal and health information, as well as the healthcare services clients who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals' privacy rights, violated applicable privacy or data security laws and regulations or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. This could impair our functions, processes and databases that reflect, contain, or are based upon such data and may prevent use of such data. In addition, this could interfere with or prevent creation or use of rules and analyses or limit other data-driven activities that are beneficial to our business. Moreover, we may be subject to claims or liability for use or disclosure of information by reason of lack of valid notice, permission or waiver. These claims or liabilities could subject us to unexpected costs and adversely affect our operating results.

Data security incidents or security breaches could have numerous material adverse effects on our business and could result in significant liabilities, losses, and damages.

In the course of our business operations, we collect, store, process, compile, and transmit confidential information, including personal information, patient health information, and other sensitive information of our clients, and our clients' patients. We also use third-party contractors to provide certain of these services, such as the service provides that host our technology platform. Although we train and monitor our employees and have technical, physical, and administrative safeguards in place that we believe are reasonably designed to prevent and detect data security incidents and security breaches, we have no guarantee that these programs and controls will be adequate to prevent all possible security threats, cyber attacks, vulnerabilities, malfeasance, or errors. It is possible that our own employees, or that of our clients and vendors, may engage in conduct that compromises security or privacy.

Unauthorized access to or the compromise of our computer systems or data, or to the computer systems or data of our contractors, could result in the misappropriation or loss of assets or the disclosure of sensitive information, including the corruption of data, disruption of our business operations, damage our reputation, reduce demand for our product, require us to devote financial and other resources to mitigate these breaches, subject us to litigation from our clients or shareholders, as well as actions by regulatory agencies, and result in damages being assessed against us.

In addition, the other systems with which we may interface, such as the internet and related systems may be vulnerable to security breaches, viruses, malware, programming errors, or similar disruptive problems. The effect of these security breaches and related issues could also disrupt our ability to perform certain key business functions and could potentially reduce demand for our services. Accordingly, we have expended significant resources toward establishing and enhancing the security of our related infrastructures, although no assurance can be given that they will be entirely free from potential breach or compromise. Maintaining and enhancing our infrastructure security may require us to expend significant capital in the future.

The success of our strategy to offer our SaaS solutions depends on the confidence of our clients in our ability to securely transmit confidential information. Our Retrieve software and SaaS solutions rely on encryption, authentication and other security technology licensed from third parties to achieve secure transmission of confidential information. We may not be able to stop unauthorized attempts to gain access to or disrupt the transmission of communications by our clients. Anyone who is able to circumvent our security measures could misappropriate or steal confidential user information or interrupt our, or our clients', operations. In addition, our SaaS solutions may be vulnerable to viruses, malware, physical or electronic break-ins and similar disruptions.

High-profile security breaches, especially companies supporting the healthcare industry, have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting information technology products and businesses. These risks will increase as we continue to grow and process increasingly large amounts of our clients' confidential data, including personally identifiable and protected health information. We use third party cloud providers in connection with our cloud-based offerings or third-party providers to host our own data, in which case we may have to rely on the processes, controls and security such third parties have in place to protect the infrastructure. Moreover, unauthorized access, acquisition, use, alteration, destruction, or disclosure of such sensitive information, including any resulting from the incidents described below, could result in civil or criminal liability or regulatory action, including potential fines and penalties.

The costs we have had to incur and which we could continue to incur to address any security incidents or security breaches increase our expenses, and our efforts to resolve these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential clients that may impede our sales, development of solutions, provision of product, or other critical functions. If a cyberattack or other security incident were to allow unauthorized access to or unauthorized acquisition, use, modification, or disclosure of our clients' data, personal information or protected health information of patients, our own data, or if our products are perceived as having security vulnerabilities, we could suffer significant damage to our brand and reputation. This could lead to fewer clients using our products and make it more difficult for us to obtain new clients, resulting in reduced revenue and earnings. These types of security incidents could also lead to lawsuits, regulatory investigations and claims, and increased legal liability.

Furthermore, even though we carry cyber-technology insurance policies that provide insurance coverage under certain circumstances, we may suffer other losses and costs as a result of the security incidents described above or other security incidents or security breaches that exceed the coverage available under our insurance policies or for which we do not have coverage. In the future, such insurance may not be available on commercially reasonable terms, or at all. Our risk and exposure to these matters remains heightened because of, among other things, the value of healthcare-related data and the interconnectivity and interdependence of third parties to our solutions and product. In addition, publicity related to security incidents, including the security incidents described above, could in the future have a range of other adverse effects on our business or prospects, including causing or contributing to loss of customer confidence, reduced customer demand, reduced customer retention, strategic growth opportunities, and associated retention and recruiting difficulties, some, or all of which could be material.

The occurrence of actual cyber security events could magnify the severity of the adverse effects of future incidents on our business. Because the techniques used to obtain unauthorized access can be difficult to detect for extended periods of time and can involve difficult or prolonged assessment or remediation periods even once detected, there can be no assurance that the steps we take in response to an incident will be sufficient to prevent future significant incidents. As threats continue to evolve and increase, we have already devoted and expect to continue to devote significant resources in order to modify and enhance our security controls and to identify and remediate any security vulnerabilities. Our risk and exposure to these matters remains heightened because of, among other things, the value of healthcare-related data and the interconnectivity and interdependence of third parties to our product.

Our business depends on continued and unimpeded access to the internet and we rely on bandwidth providers, data center providers, and other third parties over which we exercise limited control.
We deliver our product that is dependent on the development and maintenance of the infrastructure of the internet and other telecommunications services by third parties. Any failure or interruption in our product provided by these third parties or our own systems could significantly harm our business. We exercise limited control over our third-party partners, which increases our vulnerability to problems with services they provide. In the event of any difficulties, outages and delays by internet service providers, we may be impeded from providing solutions, which could result in substantial costs to remedy those problems or negatively impact our relationship with our clients,

our business, results of operations and financial condition.

Our product could fail to perform properly due to errors or similar problems which could have an adverse effect on our business, results of operations and financial condition. Our product and the third-party software products or services incorporated therein, may contain defects or errors, including errors in the design, coding, implementation, or configuration, which could create vulnerabilities and affect the ability of our product to properly function, integrate or operate with other software, or achieve market acceptance. This includes third-party software products or services incorporated into our own solutions. Errors and defects in our product can also result in data loss or corruption or cause the information that we collect to be incomplete or inaccurate. In addition, errors may arise from interface of our solutions with systems and data that we did not develop and the function of which is outside our control or undetected in our testing. As a result, when problems occur, it may be difficult to identify the source of the problem. It is possible that errors may be found after introduction of new products or enhancements to existing product. If we detect errors before we introduce a solution, we may have to delay deployment for an extended period while we address the problem. If we do not discover errors until after deployment, we may need to provide enhancements to correct such errors. Remediating product defects and errors could consume our development and management resources. Quality or performance issues with our product may result in product-related liabilities, unexpected expenses, and diversion of resources to remedy errors, harm to our reputation, lost sales, delays in commercial releases, delays in or loss of market acceptance of our solutions or renegotiations, and privacy or security vulnerabilities. Any of the foregoing could materially and adversely impact our reputation as well as our business, financial condition, and operating results.

We may be liable for use of content we provide.
We provide content for use by healthcare providers in treating patients. Certain of this content is provided by third-party content suppliers. If this content is incorrect or incomplete, adverse consequences may occur and give rise to third party claims based on the nature and content of health information provided or made available through our solutions. We could also be subject to liability for content that may be accessible through our website or third-party websites linked from our website or through content and information that may be posted by users in chat rooms, bulletin boards or on websites created by professionals using our applications. Even if these claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management's attention away from our operations.

We may be subject to claims for system errors, warranties, or product liability, which could have an adverse effect on our business, results of operations and financial condition. Because our products and solutions are used in clinical settings to collect and analyze health-related information used in the diagnosis and treatment of patients, our clients and users of our systems have a heightened sensitivity to errors and defects. If our product is alleged to have contributed to faulty clinical decisions, injury to patients or negative financial impact to clients, we might be subject to claims or litigation by our clients or their patients. Any failure by our product to provide accurate and timely information concerning patients, their medication, treatment, and health status, generally, could result in claims against us which could materially and adversely impact our financial performance, industry reputation and ability to market new system sales. In addition, a court or government agency may take the position that our delivery of analysis directly, including through licensed practitioners, exposes us to assertions of malpractice, other personal injury liability, or other liability for wrongful delivery/handling of healthcare services or erroneous health information. We maintain insurance to protect against claims associated with the use of our product as well as liability limitation language in our sales agreements, but there can be no assurance that our insurance coverage or contractual language would adequately cover any claim asserted against us. A successful claim or series of claims brought against us in excess of or outside of our insurance coverage could have an adverse effect on our business, results of operations and financial condition. Even unsuccessful claims could result in our expenditure of funds for litigation and management time and resources.

We face risks related to the periodic maintenance and upgrades that need to be made to our products.
As we continue to develop and improve upon our technology and product, we need to periodically upgrade and maintain the product deployed to our clients. This process can require a significant amount of our internal time and resources and be complicated and time consuming for our clients. Certain upgrades may also pose the risk of system delays or failure. If our periodic upgrades and maintenance cause disruptions to our clients, we may lose revenue-

generating transactions, our clients may elect to use other solutions and we may also be the subject of negative publicity that may adversely affect our business and reputation.

Use of third party technologies

Our software products are based on proprietary technologies which we licensed from the State University of New York, University of Missouri, and University of Illinois under exclusive world-wide license agreements. These licenses may be revoked if we materially violate the license terms and fail to cure the violations in accordance with the licenses in which case we would be unable to continue conducting business.

Risks Related to the Securities

We may in the future issue additional shares of our common stock which would reduce investors' ownership interests in the Company and which may dilute our share value.

The Company is offering Common Stock in the amount of up to $2,999,999.77 in this offering, with a minimum Target Offering Amount of $5,000.08. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Our articles of incorporation, and any amendments thereto, authorize the issuance of 90,000,000 shares of common stock, and 10,000,000 shares of preferred stock, par value $0.001 per share. The future issuance of all or part of our remaining authorized common stock may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

Our charter documents may have anti-takeover effects that could prevent a change in control.

Our articles of incorporation or our bylaws could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our stockholders. We are authorized to issue up to 10,000,000 shares of Preferred Stock. Our preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the holders of preferred stock.

Our valuation and our offering price have been established internally and are difficult to assess.

We have determined the price of the securities in this offering based on our own internal assessment. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up Company. The issuance of additional shares of Common or Preferred Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

Our management team owns a significant percentage of our stock and will be able to exercise significant influence over our affairs.

Currently, our management team holds beneficially 43% of the issued and outstanding shares of common stock and 0% of the issued and outstanding shares of the preferred stock. A majority of our voting stock is able to influence the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval and continue to have significant influence over our operations. The interests of these stockholders may be different from the interests of other stockholders on these matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the value of our stock.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our common stock.
We have never declared or paid any cash dividends on our equity securities. We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, debt instruments to which we may be party in the future may limit our ability to pay dividends. Any return to stockholders will therefore be limited to any appreciation in the value of our common stock, which is not certain.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our common stock. Because the securities offered in this offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of securities may also adversely affect the price that you might be able to obtain for the shares of securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "*Use of Proceeds*." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Nevada, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that these exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would

enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Jerry Swon	Chief Executive Officer, Director	March 23, 2023	Full-time
Joerg Klaube	Chief Financial Officer	March 23, 2023	Full-time
Directors:			
Dr. Mark Rosenberg	Chairman of the Board	March 23, 2023	N/A
Dr. Louis Rose	Director	March 23, 2023	N/A

| Jason Pottinger | Director | March 23, 2023 | N/A |
| Todd Griffith | Director | March 23, 2023 | N/A |

Dr. Mark Rosenberg, Chairman of the Board

Dr. Mark Rosenberg came to Retrieve Medical in 2019 to assume the role of Chairman of the Board. He brings 45 years of diverse experience which include hospital and clinical leadership, business ventures and innovation and leadership roles within the American College of Emergency Physicians (ACEP). Dr. Rosenberg had the privilege of serving as President of American College of Emergency Physicians during the Covid-19 pandemic representing over 40,000 emergency physicians.

Mark Rosenberg is well known for his medical career as an emergency physician and Chairman of Emergency Medicine at a prestigious teaching hospital in New Jersey. He led the development of the nation's first Geriatric emergency department, as well as the Alternative to Opioid Pain Management Program (ALTO), and The Life Sustaining Management and Alternatives Program (LSMA) bringing palliative care to patients in the emergency department. Internationally, Dr. Rosenberg's innovations have changed the face of Emergency Medicine.

Jerry Swon, Chief Executive Officer, Director

Jerry Swon joined the Company in 2018 as a consultant and became its chief executive officer in 2019. Jerry Swon's executive management career covers more than 40 years. He has successfully commercialized technology and partnered with collaborator from academic environments including Princeton, Cornell, Rutgers, and University of Louisville. He has orchestrated exit strategies for five companies with a total market cap in excess of $250 million. He has served as investment banker and advisor to the executive staff of five companies with a total market cap in excess of $120 million. He has served as chief executive officer of four companies with a total market cap of over $150 million.

Joerg Klaube, Chief Financial Officer

Joerg Klaube joined the Company in 2018. Joerg Klaube's career encompasses a broad range of appointments in corporate financial management, controllership and administrative functions, in a variety of business environments including publicly held companies. From 2013 to 2017, he held the position of Chief Financial Officer at Turnpoint Medical Devices Inc., a designer and marketer of specialized infusion pumps. Prior to that, he served as Chief Financial Officer for the telecommunications holding company E. Oliver Capital Group and the software design and computer marketing firms Magnitude Information Systems Inc. and Unitronix Corporation. Before that, he was employed for sixteen years with the U.S. subsidiary of Siemens AG, where he last served as Director of Business Administration in the Telecommunications Division. He graduated from the Banking School in Berlin, Germany, and holds a master's degree in business administration from Rutgers University.

Key Advisor

Dr. Donald Thomas, serving in the capacity of Chief Medical Officer

Dr. Donald Thomas joined the Company in 2016. Dr. Donald Thomas has created or reshaped clinical care delivery systems in 30+ healthcare organizations in the northern hemisphere, including healthcare systems, hospitals, clinics, group practices and an insurance provider medical bureau, while delivering increased quality, patient satisfaction and metrics, in addition to significant new dollars to the organizational bottom lines. He is a relentless problem solver and is especially suited to working in situations that are not functioning at their peak. Graduated from Howard University College of Medicine with an M.D. in Medicine and earned his A.B. in Physical Science and Genetics at Harvard University. CMO for L.A. County Health Dept. (.8B budget, 22,000 employees, 3,500 MDs, 6 hospitals, 6 urgent care centers and 126 clinics) U.S. Dept. of Heath COGME councilor from 1998-2003. Dr. Donald Thomas has led clinical design teams for 2 hospitals and 2 emergency centers.

OWNERSHIP AND CAPITAL STRUCTURE
Ownership

The following table shows who owns approximately 10% or more of the Company's voting securities as of May 3, 2024:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Jerry Swon (1)	3,026,923 shares of Common Stock	14.5%

(1) Includes 1,659,197 shares owned by Yorktown Associates Inc., a company beneficially owned by Mr. Swon.

The following table describes our capital structure as of May 3:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Common Stock	90,000,000	20,904,529	0	69,095,471
Preferred Stock	10,000,000	0	0	10,000,000
Warrant to purchase Common Stock	N/A	1,465,278	0	N/A
Stock Options	N/A	41,455	0	N/A
Convertible Debt	N/A	0	195,033, convertible at noteholder's option	N/A

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the Company after the offering expenses are paid. For further discussion, see the section entitled "Financial Discussion- Plan of Operations and Milestones."

Purpose or Use of Funds	Allocation After Offering Expenses for a $5,000 Raise	Allocation After Offering Expense for a $3,000,000 Raise
DealMaker Platform Fee	9%	9%
Research and Development	-	10%
General and Administrative	91%	15%
Accounting, Legal and Patents	-	5%
Marketing and Sales	-	15%

Working Capital	-	39%
Loan/Debt Repayment	-	7%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to this Offering Memorandum. The audit of the financial statements of the Company as of December 31, 2023 and December 31, 2022 were performed by Brickstone & Associates, LLC and as of September 30, 2022 and 2021 were performed by Friedman LLP. The audits of the financial statements of the Company's wholly owned subsidiary Retrieve Medical Inc for the years ended December 31, 2022 and December 31, 2021 were performed by Rosenberg Rich Baker Berman, P.A.

Debt /Liabilities

The Company's subsidiary Retrieve Medical Inc. had issued four convertible promissory notes in the aggregate amount of $320,000. The notes carry interest at the rate of 10% /year and are presently overdue. The notes impose a default penalty on the Company in form of 38,200 restricted shares per month. In addition, there also were issued nine non-interest-bearing promissory notes totaling $225,000, of which $75,000 are currently overdue.

Due to its status as a start-up company Retrieve Medical Inc. had deferred paying a portion of management's salaries during the last years. Such unpaid salaries have been accrued and currently amount to approximately 1.8 million Dollars.

Results of Operations

The following discussion for the results of operations pertain to the Company should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. For a discussion of operations and liability and debt data of Retrieve Medical Inc please refer to the separate financial statements in Exhibit B.

Comparison of the Fiscal Years Ended December 31, 2023 to the Fiscal Years Ended December 31, 2022

Revenue

No revenue or cost of sales were generated for the years ended December 31, 2023 or December 31, 2022.

Operating Expenses

The Company's expenses for the years ended December 31, 2023 and 2022, are summarized as follows:

	Years ended December 31,	
	2023	**2022**
Personnel expenses	$ 1,161,371	$2,285,682
Professional and outside services	$ 643,873	$1,099,674

Product development expenses	$ 224,288	$242,064	
General and administrative (including $28,056 and $40,608 of fees paid to related party)	$ 433,295	$ 242,064	
Total operating expenses	$ 2,462,827	$ 3,901,502	

The decrease in personnel expenses from 2022 to 2023 is primarily due a decline in non-cash expenses by approximately $1.1 million, attributable to differences in the amortization of options granted to employees. Similarly, the professional services expenses declined due to a $570,597 decrease in options amortization expense. The increase in general and administrative expenses for the year ended December 31, 2023, compared to the year ended December 31, 2022 of $191,231 is due primarily to an increase in legal, audit and accounting fees.

Other Expenses

	Years ended December 31,			
	2023		**2022**	
Interest Expense (including related party interest of $2,750 and $24)	$ (42,703	)	$ (17,444	)
Financing cost	237,251		$ 330,980	
Amortization of debt discount	102,855		-	
Total other expenses	$ (382,809	)	$ (348,424	)

Interest expense increased by $25,259 primarily due to accrued interest on additional notes payable issued in 2023. During 2023 we accounted for the cost of shares and warrants issued as loan incentives for certain notes placed in early 2023 as debt discount which was then amortized throughout the year.

Liquidity and Capital Resources

Working Capital

The following table sets forth a summary of changes in working capital for the years ended December 31, 2023 and December 31, 2022:

	Years ended December 31,			
	2023		**2022**	
Current Assets	$ 19,119		$ 4,192	
Current Liabilities	3,323,449		2,216,059	
Working capital	$ (3,304,330	)	$ (2,224,142	)

The increase in current liabilities of $1,107,390 is due primarily to an increase in accounts payable of $317,032 and in accrued expenses of $703,256, including an increase in accrued interest on notes payable, which in the case of payables is due to increased product development activities and outside consultancies, and for accrued expenses substantially due to accrued but unpaid management remunerations, consultant fees and legal expenses

Cash Flows

The following table sets forth a summary of changes in cash flows for the years ended December 31, 2023 and 2022:

	Years Ended December 31,				
	2023			**2022**	
Net cash used in operating activities	$	(1,078,820	)	$	(1,814,295)
Net cash (used in) provided by financing activities	$	6,374		$	(693)
Net cash provided by financing activities	$	1,081,183		$	1,812,497
Net change in cash	$	8,737		$	(2,491)

As of December 31, 2023, our cash balance was $8,779. The Company does not expect its current cash and operating income to be sufficient to meet its financial needs for continuing operations over the next twelve months.

Net cash used in operations for the year ended December 31, 2023 was $1,078,820 is due primarily to the net loss that was incurred during the year.

Net cash used in financing activities for the year ended December 31, 2023 was $1,081,183 due to the placement of common stock and warrants, and to a lesser degree, new loans obtained, during the year.

We may need to evaluate raising additional capital through the sale of equity securities, through an offering of debt securities or through borrowing from individuals. There can be no assurance that such a plan will be successful.

Cash Requirements

As of the date of this filing, we do not have sufficient cash on hand to cover our operating expenses through the next fiscal year. As of April 30, 2024, we had cash and cash equivalents of approximately $14,000. Our liquidity needs have been satisfied primarily from the sale of our equity and the issuance of notes payable. The notes payable are unsecured, and in many cases are currently in default. There can be no assurance, however, that additional financing will be available or, if it is available, that we will be able to structure such financing on terms acceptable to us and that it will be sufficient to fund our cash requirements until we can reach a level of profitable operations and positive cash flows. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses or experience unexpected cash requirements that would force us to seek additional financing. If additional financing is not available or is not available on acceptable terms, we will have to curtail our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

RELATED PARTY TRANSACTIONS

There is no transaction since the beginning of our last fiscal year or any currently proposed transaction in which we are a participant where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Date of Transaction	Number of Securities Issued	Class of Securities	Value of shares issued ($/per share) at Issuance	Reason for securities issuance OR Nature of Services Provided (if applicable)	Exemption or Registration Type?
1/21/20	$100,000	Convertible Note	$1.77	Convertible Loan	Section 4(a)(2) of the Securities Act
10/2/20	$100,000	Convertible Note	$1.77	Convertible Loan	Section 4(a)(2) of the Securities Act
2/15/23	3,140	Common	N/A	Round-up of Shares for Cede & Co. in connection with a reverse split of 200 for 1	N/A
3/27/23	16,338,951	Common	$2.60	Acquisition	Section 4(a)(2) of the Securities Act
3/27/23	2,270,535	Common	$2.60	Debt Conversions	Section 4(a)(2) of the Securities Act
3/31/23	$100,000	Convertible Note	$1.77	Convertible Loan	Section 4(a)(2) of the Securities Act
4/27/23-11/2/23	452,500	Common	$1.00	Cash	Section 4(a)(2) of the

					Securities Act
1/9/24	27,778	Common	$0.90	Cash	Section 4(a)(2) of the Securities Act
11/2/23-4/30/24	1,043,667	Common	$0.50	Cash	Section 4(a)(2) of the Securities Act
7/20/23 – 4/30/24	22,300	Common	$1.74	Interest	Section 4(a)(2) of the Securities Act
7/20/23 – 4/30/24	510,840	Common	N/A	Loan costs	N/A
9/3/23	$20,000	Convertible Note	$1.00	Convertible Loan	Section 4(a)(2) of the Securities Act

The issuances of these securities were made in reliance upon exemptions provided by Section 4(a)(2) of the Securities Act, Regulation D promulgated thereunder, or Securities Act Rule 701 for the offer and sale of securities not involving a public offering.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of the Company's capital stock. This summary reflects Retrieve Medical's Articles of Incorporation and does not purport to be complete and is qualified in its entirety by the Articles of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Articles of Incorporation and our Bylaws (attached as Exhibits C and D to this Offering Memorandum) and applicable provisions of the Nevada Revised Statutes.

General

The Company's authorized capital stock consist of:

- 90,000,000 shares of Common Stock, par value $0.0001 per share,
- 10,000,000 of shares of Preferred Stock, par value $0.0001 per share.

The Preferred Stock may be issued from time to time in one or more series, each of such series will consist of such number of shares and have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as may be determined by the Company's board of directors from time to time.

As of 4/30/24, there were 20,904,529 shares of Common Stock outstanding, and 0 shares of Preferred Stock outstanding.

For this Regulation CF offering, the Company is issuing Common Stock at $1.50 per share.

The minimum investment in this Offering is $1,001.36 (645 shares).

The officers, directors and employees of the Company or Retrieve Medical Inc. may also participate in this Offering on the same terms as all other investors.

Description of our Capital Stock

Common Stock

Holders of our common stock are entitled to cast one vote for each share on all matters submitted to a vote of stockholders. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote; candidates receiving the highest number of votes up to the number of directors to be elected shall be elected. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of Common Stock are entitled to share ratably in any assets for distribution to stockholders upon the liquidation, dissolution or winding up of the Company. There are no conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The board of directors is authorized, without further action by the stockholders, to issue, from time to time, up to 10,000,000 shares of preferred stock.

What it Means to be a Minority Holder

You will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of Securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

DealMaker Transfer Agent LLC an SEC registered securities transfer agent, has been appointed as the sole Transfer Agent for the Company.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the issuer is required to pay to DealMaker Securities LLC a fee consisting of eight and one half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, DealMaker Securities will receive a $18,000 one-time administrative and compliance fee, and a $17,000 monthly maintenance fee. The Company shall levy a three and one-half percent (3.5%) ancillary fee ("Transaction Fee") payable by investors. The Intermediary will receive commissions on the Investor Fee.

DILUTION

Investors should understand the potential for future dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2023 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2024 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The Company determined its offering price for this offering based upon its own internal estimates of investment value which are not based on the historical financial value or performance of the Company. Based on the Company's internal estimates, the pre-offering value ascribed to the Company is approximately $20 million.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at retrievemedical.com. The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Please note that the subscription platform will not be available on Shabbat or Yom Tov. During this time, the invest button will instead go to a general contact form to be in compliance with a Halachic requirement.

Information Regarding Length of Time of Offering

Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its Offering Deadline.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12- month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply. The Investor Fee will be included when calculating these investment limits.

Updates
Information regarding updates to the offering and to subscribe can be found here, retrievemedical.com.

EXHIBITS

Exhibit A - Offering Page and Video Transcript

Exhibit B – Audited Financial Statements of the Company

Exhibit C — Articles of Incorporation

Exhibit D - Bylaws

Exhibit E - Subscription Agreement

Be Part of Our AI-Powered Healthcare Transformation

Retrieve is AI-Enhanced Computer Assisted Physician Documentation developed by physicians for physicians. With one click, all patients' pertinent comorbidities are brought to the physician's computer screen to be included into the medical record allowing them to make a more complete diagnosis in less time. Improved documentation results in improved reimbursement for both physicians and the hospital. A smarter way to create more comprehensive, more precise patient documentation.



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$1,000
Min. Investment

$1.50
Share Price

Form
C

Offering
Circular

Investor
Education

Reasons to Invest

1

2

3

Nobody likes medical paperwork

Imagine a world where a doctor can deliver a more complete patient record in a third of the time leading to better patient outcomes and less physician burnout.

AI is the future of healthcare operations

We believe our software is a "quantum leap" in how healthcare patient data is managed.

It's a multi billion dollar addressable market

Retrieve has the immediate potential to generate revenue with approximately 34 million hospital discharges annually in the United States[1]. With the addition of ACOs and insurance companies there is a multi billion dollar opportunity.

Revolutionizing Healthcare Documentation with AI Mastery

Our AI engine delves deep into every patient's information, identifying essential health details to create the optimal healthcare experience for both patients and their providers. Documenting information (such as comorbidities) that would otherwise not be mentioned enables hospitals to code patients with a more complete diagnosis. This improves patient outcomes and increases reimbursement levels. In addition, our software is compatible with all major Electronic Medical Record Applications.

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Documented Results^2



Patient Outcomes



Hospital Revenue



Hospital Quality Measures



Workflow Interruptions



Denials



Documentation Time

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Multi Billion Dollar Opportunity in the Future of Healthcare[1]

In today's fast-evolving healthcare landscape, AI gives us an unprecedented opportunity to improve physician documentation at virtually every hospital in America, patient outcomes, physician satisfaction while also increasing reimbursement levels.



The Definitive Medical Documentation SaaS



Using the Software as a Service (SaaS) model, the potential return on investment (ROI) typically exceeds 10:1, impacting both healthcare efficiency and financial performance[3].

Our Exciting Growth Trajectory



As past President of The American College of Emergency Physicians, our Chairman, Dr. Rosenberg has extensive connections with leading physician groups across the USA, allowing us to take a multi-faceted approach to growth. This includes direct marketing to hospitals and active participation in industry events.

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Exclusive Investor Perks

Invest and be eligible to receive exclusive perks:

Bonus Tier 1	Bonus Tier 2	Bonus Tier 3
5%	**7%**	**10%**
Bonus Shares	**Bonus Shares**	**Bonus Shares**
When you invest $5,000+	When you invest $10,000+	When you invest $25,000+
Invest Now	Invest Now	Invest Now

A Team with a Winning Track Record

   

Dr. Mark Rosenberg
Chairman of the Board

Prior to Joining Retrieve in 2019, Dr. Mark Rosenberg was Chairman, Emergency Medicine at St Joseph's Health in Paterson and Wayne New Jersey overseeing the care of more than 220,000 adult and child visits annually. He is board certified in Emergency Medicine as well as Hospice and Palliative Medicine. He is Past President of the American College of Emergency Physicians.

Dr. Rosenberg is well known as an innovator and problem solver. He has several

Jerry Swon
CEO

Jerry has worked with experts from academic environments including Princeton, Cornell, Rutgers, University of Louisville, and the National Basketball Association commercializing technologies. He has been CEO of four public companies and orchestrated exit strategies for five companies with a total market cap of $300M+.

Dr. Donald Thomas II
CMO

Dr Thomas has created or reshaped clinical care delivery systems in 30+ healthcare organizations in the northern hemisphere. He graduated from Howard University College of Medicine with an M.D. in Medicine and earned his A.B. in Physical Science and Genetics at Harvard University.

Joerg Klaube
CFO

Joerg's career encompasses a broad range of appointments in corporate financial management, controllership and administrative functions in a variety of business environments including publicly held companies. He graduated from the Banking School in Berlin, Germany, and holds a master's degree in business administration from Rutgers University.

innovations to his credit in the areas of Palliative Care, Geriatrics, Population Health and Pain and Addiction Management. One such innovation is the acute pain management in the emergency department standard called ALTO, alternatives to opioids which has been signed into law the fall of 2018. This program is a multidisciplinary acute pain management program that not only helps patients with painful conditions without using opioids but also helps those patients with drug dependency and addiction. He has published over 25 peer reviewed articles, textbooks, and chapters.

FAQs

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

What kind of shares are you issuing?

Common

How much are you raising?

Approx $5 million

Why Should I Invest?

Investing in Retrieve Medical is an attractive opportunity for several reasons. First, they solve a compelling problem that improves patient outcomes, makes physicians' lives easier, and improves hospital reimbursements. The demand is clear. The company's

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

recurring revenue model, based on a Software as a Service (SaaS) structure, ensures a steady and predictable income stream through regular billing. We know the tech works well because Retrieve Medical has already shown proven results in improving hospital reimbursements and operational efficiencies. And we know they can scale this solution because of their strategic relationships with major healthcare systems and vendors underscore a strong market presence and potential for further growth. The company is at the cutting edge of healthcare technology,

How do I calculate my net worth?



To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

Home   Advantage   Team   FAQ   Discussion   Invest Now

future-focused businesses. Finally, as the healthcare sector continues to expand and evolve, especially with a focus on technology and efficiency, Retrieve Medical is well-positioned to benefit from these trends, offering investors a chance to be part of a company that's not just profitable but also pivotal in enhancing healthcare

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?



operations and patient outcomes.

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?



There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

How Will Retrieve Medical Make Money?



The model operates on a Software-as-a-service (SaaS) basis, meaning hospitals pay a recurring fee for using Retrieve Medical's software. They charge hospitals $25 for each patient admitted, but this cost is offset by the significant increase in reimbursements hospitals receive due to improved documentation quality. Essentially, hospitals pay a small fee upfront but stand to gain much more in return. The return on investment (ROI) for hospitals using Retrieve Medical's services is projected to be between 6X and 25X.

How Do I Know People Will Buy This Solution?



It's a "no-brainer" for hospitals if it speeds up operations, makes physicians' jobs easier,

When will I get my investment back?



The Common Stock (the "Shares") of Retrieve Medical (OTCMKTS: RMHI) (the "Company") are publicly-traded. As a result, subject to satisfaction of applicable securities regulations (including applicable holding periods), holders of Shares may engage in public resales transactions.

Can I sell my shares?



Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstance, shares can be transferred to:

• The company that issued the securities

• An accredited investor

• A family member (child,

improves patient outcomes, and improves hospital reimbursement. They've already shown this technology can deliver those results.

Are There More Opportunities Ahead?



They are just getting started so this is a true ground-floor opportunity.

Why Didn't A Bigger Company Do This Already?



Electronic documentation is already a big business (Epic does $4.6B in sales each year[4]). What makes this solution a new opportunity is it was built by the people who actually have to use electronic documentation systems, so they have firsthand experience of what the problems are and how to fix them in a way that works.

stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target? ✕

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering? ✕

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

How do you plan to use the proceeds from this funding round? ✕

Working capital, additional software development, sales and marketing.

What perks do I get for investing? ✕

Bonus shares.

How do I get a return on my investment? ✕

Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

What if I change my mind about investing?



You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: ir@retirevemedical.com

How long are you expecting the company to operate before needing another round?



If we are able to raise the full amount it is anticipated that this will allow us to get our product to market. We would expect to need additional capital at that time to market and sell the product.

How do I keep up with how the company is doing?



At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not

When will I receive my shares?



Shares will be rewarded after the investment funds clear. This typically takes around 3 weeks after investment

Are there higher fees if you invest via credit card vs. ACH?



No, costs are the same, regardless of how you invest.

continually have current
financial information about the
company.

Will you be paying out
dividends to investors?

What relationship does
the company have with
DealMaker Securities?

No.

Once an offering ends, the
company may continue its
relationship with DealMaker
Securities for additional
offerings in the future.
DealMaker Securities' affiliates
may also provide ongoing
services to the company. There
is no guarantee any services
will continue after the offering
ends.

What's your share
price?

$1.50

What is the minimum
investment size?

The minimum investment size for this current round is $1,000.

JOIN THE DISCUSSION

Loading Comments

1. Revenue based on th enumber of discharges provided by the National Health
Statistics Reports
2. Internal to Retrieve Medical Stony Brook University Hospital
3. Past performance is not indicative of future results.
4. Becker's Hospital Review

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative
and involve a high degree of risk and those investors who cannot afford to lose their entire investment should

not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950 Birmingham, AL, 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Retrieve Medical Holdings (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's accompanying Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

My name is Mark Rosenberg. I'm chairman of Retrieve Medical. I am an emergency physician and spent the last 20 years at St. Joseph's Health in Patterson in Wayne, New Jersey, creating lots of innovations. The most important part of a patient's care, believe it or not, is what's documented on the chart.

What Retrieve does, it improves the physician documentation, decreases the time that they need to spend at the computer, helps them document quality initiatives. And also helps them document what's necessary to enhance the revenue capture of the chart. What's great about Retrieve is it only suggests information to the physician.

It doesn't tell them what to do, and it doesn't do it in spite of the physician. It does it because the physician validated it and wants that in the chart. I can introduce you to Retrieve, show you how to use it, and within 30 minutes you're an expert. It is very simple and intuitive to use. Very different than some of the large computer packages that are out there.

With Retrieve Medical, we decrease the documentation time in the emergency department from 9 minutes down to 3 minutes of physician time. That's remarkable. That's why physicians like using the software. Many physicians without Retrieve are so busy documenting and spending time at the computer, Retrieve cuts down the time that's necessary at the computer so I can spend more time with you.

AUDITED FINANCIAL STATEMENTS

OF

RETRIEVE MEDICAL HOLDINGS, INC

AS OF DECEMBER 31, 2023



BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

RETRIEVE MEDICAL HOLDINGS, INC,

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management of
Retrieve Medical Holdings, Inc

We have audited the financial statements of RETRIEVE MEDICAL HOLDINGS, INC., ("RMHI") which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of RMHI as of December 31, 2023, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has incurred losses from inception and has indicated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of RMHI and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are

1

free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing RMHI's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decision of users made on the basis of these financial statements. As part of our audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism through the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.,

Brickstone & Associates, LLC CPA

April 30, 2024
VA 134338

2

RETRIEVE MEDICAL HOLDINGS, INC.
BALANCE SHEET

CURRENT ASSETS	2023	2022
Cash in Bank	$ 8,779	$ 42
Prepaid Expenses	10,340	4,150
Total Current Assets	19,119	4,192
OTHER ASSETS		
Equipment, net	3,881	5,446
Intangible assets, net	54,820	59,629
Net Fixed Assets	58,701	65,075
TOTAL ASSETS	$ 77,820	$ 69,267

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 696,470	$ 350,080
Accrued Liabilities	2,184,947	1,564,113
Due to related parties	14,032	101,866
Convertible notes payable	395,000	200,000
Notes Payable	33,000	
Total Current Liabilities	3,323,449	2,216,059
LONG-TERM LIABILITIES		
Other Long Term Obligations	2,275	12,275
Total Long-term Liabilities	2,275	12,275
TOTAL LIABILITIES	3,325,724	2,228,334
Stockholders' Deficit		
Preferred stock, $0.001 par value, 10,000,000 authorized, none issues or oustanding	-	-
Common stock, $0.001 par value, 90,000,000 shares authorized, 20,313,164 and 391,818 shares issued and outstanding	20,313	392
Additional paid-in capital	10,585,903	9,393,820
Accumulated deficit	(13,854,120)	(11,553,279)
Total Stockholders' Deficit	(3,247,904)	(2,159,067)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 77,820	$ 69,267

See independent auditor's report and notes to financial statements.

RETRIEVE MEDICAL HOLDINGS, INC
STATEMENT OF OPERATIONS

	2023	2022
Revenue	$ –	$ –
Operating Expenses		
Personnel expenses	1,161,371	2,285,682
Professional and outside services	643,873	1,099,674
Product development expenses	224,288	274,082
Selling, general and administrative expenses	433,295	242,064
Loss from Operations	(2,462,827)	(3,901,502)
Other Expenses		
Interest expense	42,703	17,444
Financing Cost	237,251	330,980
Amortization of debt discount	102,855	–
Total other expenses	$ 382,809	$ 348,424
Net Loss	$ (2,845,636)	$ (4,249,926)
Dividends on preferred stock	40,315	163,500
Net loss attributable to common shareholders	$ (2,885,951)	$ (4,413,426)
Per share information		
Weighted average shares outstanding - basic and diluted	15,194,146	10,946,500
Net loss per share - basic and diluted	(0.19)	$ (0.40)

See independent auditor's report and notes to financial statements.

4

RETRIEVE MEDICAL HOLDINGS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
AS OF DECEMBER 31, 2023

	RHMI Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-In Capital	Deficit	Total
Balances at January 1, 2023	391,818 $	392 $	9,393,820 $	(11,553,279) $	(2,159,067)
Reverse stock split	3,140	2	-	-	2
Issuance of common stock for conversion of promissory notes, accounts payable and accrued expenses	2,270,535	2,271	582,859	-	585,130
Effect of reverse acquisition on March 27, 2023	6,751,723	6,752	(1,045,732)	585,110	(453,870)
Issuance of common stock and warrants for cash	1,157,295	1,158	811,710	-	812,868
Issuance of shares for settlement of liabilities	5,875	6	12,494	-	12,500
Shares issued in settlement of accrued interest and as payment of dividends	83,722	83	161,309	-	161,392
Issuance of shares and warrants as financing costs	337,001	337	257,617	-	257,954
Issuance of shares and warrants for conversion of loans	3,290	3	8,750	-	8,753
Common stock issued in conversion of preferred stock	960,883	961	(961)	-	-
Common stock issued in conversion of options and warrants	8,347,882	8,348	(8,348)	-	-
Issuance of options and warrants for services	-	-	412,385	-	412,385
Accrual of dividends on preferred stock	-	-	-	(40,315)	(40,315)
Net Loss	-	-	-	(2,845,636)	(2,845,636)
Balance at December 31, 2023	20,313,164 $	20,313 $	10,585,903 $	(13,854,120) $	(3,247,904)

See independent auditor's report and notes to financial statements.

RETRIEVE MEDICAL HOLDINGS, INC.
STATEMENTS OF CASH FLOW

	2023	2022
Cash flows from operating activities:		
Net loss	(2,845,636)	(4,249,925)
Adjustment to reconcile net loss to net cash used in operating activities:		
Stock based compensation	412,385	2,022,027
Merger transaction	585,110	–
Depreciation and amortization	6,374	(31,594)
Amortization of debt discount	(102,855)	–
Change in operating assets and liabilities:		
Prepaid expenses	(6,190)	85,987
Accounts payable	346,390	39,333
Accrued liabilities	623,436	229,587
Liability for patent costs reimbursement	(10,000)	12,275
Due to related party	(87,834)	78,015
Net cash used in operating activities	$ (1,078,820)	$ (1,814,295)
Cash flows from investing activities:		
Purchase equipment	6,374	(693)
Net cash flows provided by (used in) investing activities	$ 6,374	$ (693)
Cash flows from financing activities:		
Net proceeds from issuance of common stock	812,868	1,792,727
Proceeds from convertible notes payable	195,000	16,870
Proceeds from notes payable	33,000	16,650
Payments on notes payable	–	(13,750)
Accrual on Dividends	40,315	–
Net cash flows provided by financing activities:	$ 1,081,183	$ 1,812,497
Net change in cash	8,737	(2,491)
Cash, Beginning of period	42	2,533
Cash, Ending of period	$ 8,779	$ 42
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 42,703	$ 0
Cash paid for income taxes	$ 0	$ 0
Conversion of accounts payable and accrued expenses to common stock	$ 12,500	$ 280,260
Conversion of notes payable to common stock	$ 0	$ 235,857
Conversion of notes payable, related party, to common stock	$ 0	$ 39,424

See independent auditor's report and notes to financial statements.

RETRIEVE MEDICAL HOLDINGS, INC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational History

The Company was incorporated in Nevada on December 18, 2007. After a number of name changes, we again changed our name to Peak Pharmaceuticals, Inc. on December 23, 2014. This name was consistent with our business operations and plans relating to the development, manufacturing and marketing of hemp-based nutraceutical and supplement products for the human and animal health markets. On October 1, 2015, we discontinued certain operations of the Company.

Effective March 27, 2023, the Company merged with Retrieve Medical, Inc., a software company. The Company, Retrieve Medical Acquisition Corp., a Delaware corporation (the "Acquisition Subsidiary") and Retrieve Medical, Inc., a Delaware corporation ("Retrieve"), entered into an Agreement and Plan of Merger and Reorganization (the "Agreement") pursuant to which the Acquisition Subsidiary was merged with and into Retrieve, with Retrieve surviving as a wholly owned subsidiary of the Company (the "Merger"). The transaction (the "Closing") took place on March 27, 2023 (the "Closing Date"). The Company acquired, through a reverse triangular merger, all outstanding capital stock of Retrieve in exchange for issuing Retrieve's shareholders (the "Retrieve Shareholders"), pro-rata, an aggregate of 16,338,951 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), representing approximately 86% of the issued and outstanding shares of the Company's Common Stock on a fully diluted basis. As a result of the Merger, the Retrieve Shareholders became the majority shareholders of the Company, and the Company acquired 100% of the issued and outstanding capital stock of Retrieve from the Retrieve Shareholders.

Neil Reithinger, the sole director of the Company, approved the Agreement and the transactions contemplated under the Agreement, and, on the Closing Date, resigned from his positions of Chief Executive Officer, Chief Financial Officer, and sole director of the Company. The directors and shareholders of Retrieve have approved the Agreement and the transactions contemplated thereunder and, as of the Closing Date, own 16,338,951 shares of Common Stock in the aggregate.

The Merger was treated as a reverse recapitalization effected by a share exchange for financial and reporting purposes since Peak Pharmaceuticals, Inc. was deemed to be a shell corporation with nominal operations and assets at the time of the Merger. Retrieve is considered the acquirer for accounting purposes (with Peak Pharmaceuticals considered

the acquiree), and Retrieve's historical financial statements represent the consolidated financial statements of the Company for preceding and current periods.

As a result of the Merger, Peak Pharmaceuticals, Inc. plans to take immediate steps to change its name to "Retrieve Medical Holdings, Inc." as well as its trading symbol, to better reflect its current business to its shareholders.

Retrieve is a development stage company in the business of commercializing a revolutionary software platform for the identification of co-morbidities in electronic health records. Our Retrieve Dx ™ software is a decision support application for use in hospital operations and specifically, for the ED (emergency department) environment. Retrieve has not yet derived any revenue from the licensing of its software.

Retrieve was incorporated as a Delaware corporation on January 21, 2016, under the name Patient Code Software, Inc. On August 22, 2019, Retrieve filed an amendment to its Certificate of Incorporation with the State of Delaware, changing the name to Retrieve Medical, Inc.

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In the opinion of management, such financial information includes all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the Company's financial position and the operating results and cash flows.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and wholly owned subsidiaries, Peak BioPharma Corp. and Retrieve Medical, Inc. All inter-company balances and transactions among the companies have been eliminated upon consolidation.

Cash Equivalents

All highly liquid investments with an original maturity of 90 days or less from the date of purchase, including money market mutual funds, short-term time deposits, and certain government agency and corporate obligations, are classified as cash and cash equivalents. The Company cash equivalents of $8,779 and $42 at December 31, 2023 and 2022, respectively.

Property and Equipment

Equipment is carried at cost. Repairs or improvements that extend the useful life of assets are capitalized. Other costs are expensed as incurred. Depreciation is computed on a straight-line method over the useful life of the equipment.

Intangible Assets

The Company amortizes its intangible assets on a straight-line basis over the estimated useful life of the assets, beginning when the asset is put to commercial use, and assesses the valuation of such assets whenever events or circumstances dictate that the carrying value might not be recoverable. At December 31, 2023, the Company's only intangible assets are three licenses for the use of certain proprietary technologies. The expected future cash flows associated with these assets are dependent on the Company's ability to renew or extend the license arrangement, which it has been able to accomplish since inception.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, *Compensation—Stock Compensation* ("ASC 718"). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued and are recognized over the employees required service period, which is generally the vesting period. The Company recognizes forfeitures as they occur.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, *Income Taxes ("ASC 740")*. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that is included in the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since 2015.

Research & Development

Research and development expenses are comprised primarily of costs incurred in performing research and development activities for continued development of the Company's Retrieve Dx™ software. Such costs to date have consisted of contract services. The Company expenses all research and development costs as incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying consolidated financial statements include the valuation allowances against net deferred tax assets and accounting for convertible debt.

Net Loss Per Share

We calculate net loss per share in accordance with ASC Topic 260, *Earnings per Share*. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, and diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator. For the years ended December 31, 2023 and 2022, any equivalents would have been anti-dilutive as we had net losses for the periods then ended.

As of December 31, 2023, the Company had a convertible note with a principal of $10,000 and accrued interest of $9,543. The note holder is entitled, at their option, to convert all or a part of their principal and accrued interest at the date into shares of the of common stock in the Company at a price equal to a 20% discount to the closing price of the common stock on the date of the lender's notice of conversion, subject to a floor of $0.01. These common stock equivalents of approximately 14,120 as of December 31, 2023, are not included in the calculation of diluted EPS as their effect would be anti-dilutive.

Additionally, the Company had three convertible notes of $100,000 each for a total of $300,000. All notes bear interest at the rate of 10% per year, payable in cash or, on the option of the lender, in common shares of the Company, calculated at $0.564 per share. These common stock equivalents of approximately 169,200 as of December 31, 2023 are not included in the calculation of diluted EPS as their effect would be anti-dilutive.

As of December 31, 2023, the Company had 16,455 stock options outstanding which are exercisable at the holders' option, with an exercise price of $1.34, which are not included in the calculation of diluted EPS as their effect would be anti-dilutive.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

In December of 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, establishes incremental disaggregation of income tax disclosures pertaining to the effective tax rate reconciliation and income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024, and requires prospective application with the option to apply it retrospectively. Early adoption is permitted. The company is currently evaluating the potential impact of adopting this standard on our disclosures.

In October 2021, the FASB issued ASU No. 2021-07, *Stock Compensation* (Topic 718) Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards, which allows a nonpublic entity to determine the current price input of a share option using the "reasonable application of a reasonable valuation method," which is determined as of the award's measurement date, taking into consideration certain factors. The Company took advantage of the guidance, relying primarily on "Recent arm's-length transactions involving the sale or transfer of the entity's stock or equity interests" when valuing options and warrants.

On August 5, 2020, the FASB issued Accounting Standards Update (ASU) 2020-06, *Debt— Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The ASU's amendments are effective for public business entities that are not smaller reporting companies for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The guidance may be early adopted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company has determined that the adoption of this guidance has no impact on its consolidated financial statements.

In February 2020, the FASB issued ASU 2020-02, *Financial Instruments-Credit Losses* (Topic 326) and *Leases* (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, *Leases* (Topic 842), which amends the effective date of the original pronouncement for smaller reporting companies. ASU 2016-13 and its amendments became effective for the Company for interim and annual periods in fiscal years beginning after December 15, 2022. The adoption of this guidance did not have a material impact on our consolidated financial statements and related disclosures.

In February 2016, FASB issued Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842). The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. This ASU codifies FASB Accounting Standards Codification (ASC) 842, *Leases*, and makes conforming amendments to other FASB ASC topics. FASB ASU No. 2016-02 was subsequently amended. The Company has not yet adopted this guidance.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements that had a material effect on the Company's financial statements.

NOTE 2 – GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

As of December 31, 2023, the Company had an accumulated deficit of $13,854,120 and a working capital deficiency of $3,304,330. During the year ended December 31, 2023, the Company incurred a net loss of $2,845,636 and used cash in operating activities of $1,663,930. As of December 31, 2023, the Company had cash of $8,779. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company recognizes it will need to raise additional capital in order to fund operations and meet its payment obligations. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying consolidated financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily represent realizable or settlement values. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – INTANGIBLE ASSETS

The patents, copyrights, and intellectual property rights to the technologies that we seek to commercialize are owned by the State University of New York Research Foundation (the "Research Foundation"), The University of Missouri and the University of Illinois.

The State University of New York

The Company was granted an exclusive worldwide license pursuant to an "Exclusive Agreement" dated January 19, 2016, which is valid through the expiration date of the last granted patent and can be terminated only upon occurrence of an uncured violation by the Company of the contract terms. The agreement, as amended and restated, among other obliges the Company to (1) pay a 5% royalty on income from the licensed products during the term of the agreement, with annual minimums increasing from $10,000/year to $50,000/year, beginning with the first commercial sale of the licensed product; (2) a 30% fee on non-royalty income from sub-licensing, (3) an upfront payment of $20,000 to be paid in installments and reimbursement of certain expenses aggregating $22,224, payable in installments, (4) a maintenance fee of $10,000/year until the first commercial sale of the licensed products, and (5) certain milestone payments, payable as follows: $500,000 when accumulated sales of the licensed products reach $20 million, and $1,000,000 when total sales reach $30 million. We capitalized the license on our books at $42,224.

In February 2022, we obtained two exclusive world-wide licenses from the University of Missouri and the University of Illinois for certain proprietary and, in the case of the University of Missouri, patented technologies. The Company intends to develop software applications that will complement its Retrieve Dx software and will be marketed together with Retrieve Dx or as stand-alone applications. The license agreements are valid through the expiration date of the last granted patent and can be terminated only upon occurrence of an uncured violation by the Company of the contract terms. The licenses were originally granted to LinkCloud Medical Inc., a Delaware company ("LinkCloud") of which a director of the Company is a director, and subsequently assigned to the Company. In connection therewith, the Company granted LinkCloud 1,069,371 of Retrieve Medical Inc's common shares.

University of Missouri

The "Patent and Copyright License Agreement", transferred to the Company for consideration of license execution payments of $3,250 and assumption of an obligation for past $29,775 patent costs, among other obliges the Company to (1) pay a 4.875% royalty on income from the licensed products during the term of the agreement, with annual minimums of $6,500/year, beginning with the first commercial sale of the licensed product; (2) a 30% fee on non-royalty income from sub-licensing, (3) assumption ongoing patent costs, (4) a maintenance fee of $1,300/year until the first commercial sale of the licensed products, and (5) certain milestone payments, payable as follows: $6,500 when accumulated sales of the licensed products reach $1 million, $32,500 when accumulated sales of the licensed products reach $5 million, and increasing thereafter at higher accumulated sales thresholds. The obligation for past incurred patent cost of $29,775 is payable in quarterly installments of $2,500. During 2023 and 2022 we paid $10,000 in each period. The remainder is payable during the calendar years 2024 to 2025, as follows:

For the Year Ended December 31:		Amount
2024	$	10,000
2025	$	2,275

The agreement with the University of Missouri also provides for payment of a success fee of 3.75% of the aggregate consideration paid to the Company or its stockholders in certain cases of an Asset Sale, Merger, Stock Sale of the Company, or an Initial Public Offering of the Company's stock.

University of Illinois

The "Exclusive Software License Agreement," as transferred to the Company for consideration of license fees of $1,750 among other obliges the Company to (1) pay a 2.625% royalty on income from the licensed products during the term of the agreement, with annual minimums of $3,500/year, beginning with the first commercial sale of the licensed product; (2) a 17.5% fee on non-royalty income from sub-licensing on up to $10 million in cumulative net sales and a 8.75% fee on cumulative net sales in excess of $10 million, (3) a maintenance fee of $700/year until the first commercial sale of the licensed products, and (4) certain milestone payments, payable as follows: $3,500 when accumulated sales of the licensed products reach $1 million, $17,500 when accumulated sales of the licensed products reach $5 million, and increasing thereafter at higher accumulated sales thresholds.

The agreement with the University of Illinois also provides for payment of a success fee of 1.75% of the aggregate consideration paid to the Company or its stockholders in certain cases of an Asset Sale, Merger, Stock Sale of the Company, or an Initial Public Offering of the Company's stock.

We capitalized the acquisition costs of the licensed technologies from the Universities of Missouri and the University of Illinois at $34,775, to be amortized over the estimated useful life of the assets.

We are amortizing the aforementioned intangible assets over the estimated commercial life of the underlying licenses. Scheduled amortization over the next five years and thereafter is as follows:

	State University of New York	Universities of Missouri and Illinois
Intangible Asset	$ 42,224	$ 34,775
Accumulated Amortization at December 31, 2023	(16,786)	(5,783)
For the twelve months ending December 31:		
2024	$ 2,111	$ 3,478
2025	2,111	3,478
2026	2,111	3,478
2027	2,111	3,478
Thereafter	16,994	15,080
Total amortization	$ 25,438	$ 28,992

NOTE 4 – RELATED PARTY TRANSACTIONS

Parties, which can be corporations or individuals, are considered to be related if they have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Accounts payable – related parties are amounts payable to current and former officers and directors for services provided to the Company totaling $0 as of December 31, 2023. This amount represents accounts payable to an entity controlled by our former sole officer and director for the financial services such entity is incurring on behalf of the Company. A total of $166,675 of accounts payable to this entity was settled with the issuance of 486,538 shares of Peak's common stock. See Note 5 for certain related party debt.

Retrieve Medical Holdings, Inc's Related Party Transactions

Academic Technology Ventures, Inc.

The Company was founded by Academic Technology Ventures, Inc. ("ATV"). ATV is a venture investment firm specializing in bringing technologies developed in academia to market. ATV negotiated the license agreement for the technology which was developed by the State University of New York, on behalf of the Company which they founded for the purpose of commercializing the technology. When founding the Company, ATV retained shares in the name of three of its executives. The Company has no contractual, financial or commercial relationship with ATV, notwithstanding the fact that certain ATV executives are major shareholders of the Company.

15

Yorktown Advisors, Inc.

Yorktown Advisors, Inc. ("Yorktown"), is an entity controlled by the Company's chief executive officer. During 2022 and 2021, Yorktown at various times extended short term non-interest-bearing loans to the Company of which had a balance of $12,150 and $30,150 outstanding on December 31, 2023, and 2022, respectively.

Strategy Advisors, Inc.

Strategy Advisors, Inc. ("Strategy"), is an entity controlled by the Company's chief executive officer. During 2021, Strategy at various times extended short term non-interest-bearing loans to the Company of which there was a balance of $1,101 due Strategy as of December 31, 2023, and 2022.

The Power Locker Company, LLC

The Power Locker Company is an entity controlled by a member of the immediate family of the Company's chief executive officer. In December 2022 this entity extended a short-term non-interest-bearing loan of $10,000 to the Company which was settled and no longer outstanding at December 31, 2023.

Loans by Officer

The chief executive officer of the Company during 2022 at various times extended short term non-interest-bearing loans to the Company which were settled and no longer outstanding at December 31, 2023.

Transfer of LinkCloud Licenses

In connection with the transfer of licenses of the Universities of Missouri and Illinois from LinkCloud Medical Inc. to Retrieve, Retrieve had issued in 2022, 1,069,371 common shares of Retrieve to assignees of LinkCloud. 666,058 of such shares were issued to a significant shareholder and a director of the Company.

NOTE 5 – CONVERTIBLE NOTES PAYABLE AND NOTES PAYABLE

Convertible Notes Payable

Loan with Trius Holdings Limited

On March 17, 2017, the Company entered into an agreement with Trius Holdings Limited ("Trius"). Pursuant to the terms of the agreement, Trius acquired a 12% convertible note with an aggregate face value of $10,000. The note matures in one year and is unsecured. Trius is entitled, at its option, to convert all or a part of the principal outstanding at the date into shares of the of common stock in the Company at a price equal to a 20% discount to the closing price of the common stock on the date of the lender's notice of conversion, subject to a floor of $0.01. On May 11, 2018, the agreement had been amended to extend the maturing date of the note from March 21, 2018, to March 21, 2019. As of December 31, 2023, the total accrued interest owed under this note was $9,543. As of the date of this report, the maturity date has not been extended, and the Company is accruing interest at the default interest rate of 15%.

Notes Payable

Loan with Mediapark Investments Limited

On January 10, 2018, the Company entered into an agreement with Mediapark Investments Limited ("Mediapark"). Pursuant to the terms of the agreement, Mediapark acquired a 12% promissory note with an aggregate face value of $23,000. The note matures in 180 days on July 10, 2018 and is unsecured. As of July 9, 2018, the loan was extended to July 10, 2019. As of December 31, 2023, the total accrued interest owed under this note was $19,488. As of the date of this report, that date has not been extended, and the Company is accruing interest at the default interest rate of 15%.

Loans with Officer

On June 14, 2021, the Company entered into an agreement with our former sole officer and director. Pursuant to the terms of the agreement, we received a promissory note in the amount of $5,000. The note is unsecured, is due and payable in full on December 31, 2021, and accrues interest at a rate of 1.5% per annum, with the Company subsequently accruing interest at the default interest rate of 10%. As of March 21, 2023, the total accrued interest owed under this note was $651. The total principal and accrued interest was settled on March 21, 2023, through the issuance of 35,874 shares of Peak's common stock.

On September 28, 2021, the Company entered into a note payable with our sole officer and director for $30,000. The note is unsecured, is due and payable in full on December 31, 2021, and accrues interest at a rate of 1.5% per annum, with the Company subsequently accruing interest at the default interest rate of 10%. As of March 21, 2023, the total accrued interest owed under this note was $3,773. The total principal and accrued interest was settled on March 21, 2023, through the issuance of 215,243 shares of Peak's common stock.

Other Notes Payable

During the twelve months ended September 30, 2021, the Company entered into eleven notes payable totaling $205,000. The notes are unsecured, are due and payable in full on

September 30, 2021, and accrue interest at a rate of 1.5% per annum, with the Company subsequently accruing interest at the default interest rate of 10%. As of March 21, 2023, the total accrued interest owed under these notes was $30,857. The total principal and accrued interest was settled on March 21, 2023, through the issuance of 951,035 shares of Peak's common stock.

Retrieve Medical Holdings, Inc's Debt Transactions

Convertible Notes Payable

During the calendar years 2019 and 2020, we issued three convertible promissory notes of $100,000 each to a lender, all of which were outstanding at December 31, 2021. During the calendar year 2022 one of these notes was repaid, leaving two notes for $200,000 outstanding at December 31, 2022. These notes are in default, as was the note which was repaid in 2022. All notes bore interest at the rate of 10% per year, payable in cash or - at the option of the lender - in common shares of the Company, calculated at $1 per share. The note purchase agreements called for a penalty of 10,000 common shares to be issued to the lender for every month these notes were in default, pursuant to which, after an interim moratorium of three months on this penalty agreed to by the lender, the Company issued 60,000 of Retrieve common shares during the three months ended March 31, 2023. The note purchase agreements furthermore contained an anti-dilution clause which was settled by agreement between the lender and the Company on May 28, 2022, through the issuance of 49,720 common shares of Retrieve.

During the first quarter ending March 31, 2023, the aforementioned lender extended another convertible promissory note of $100,000 pursuant to which we issued a promissory note, maturing September 30, 2023. The note carries interest at 10% per year, payable at maturity in the form of common shares at the rate of $1 per share. The note provides for a penalty of 30,000 Retrieve common shares for each month that the note is in default. As an incentive for the lender, we issued 100,000 Retrieve common shares and 300,000 warrants, exercisable at $1.40 during five years. As of December 31, 2023, the note is in default and the Company is working with the noteholder to repay or extend the note.

On September 9, 2023, the aforementioned lender issued another convertible promissory note of $20,000 pursuant to which we issued a promissory note, maturing October 9, 2023. The note carries interest at 10% per year, payable at maturity in the form of common shares at the rate of $1 per share. The note provides for a penalty of 10,000 Retrieve common shares for each month that the note is in default. As of December 31, 2023, the note is in default and the Company is working with the noteholder to repay or extend the note.

Notes Payable

On September 14, 2023, the Company issued a non-interest-bearing promissory note totaling $17,500, maturing November 14, 2023. The note provides for a penalty of 7,000 warrants for the purchase of the Company's common stock at $2.00 per share for each month that the note is in default. Management is currently working to extend the loan terms to resolve the default status of the note.

On September 14, 2023, the Company issued a non-interest-bearing promissory note totaling $7,500, maturing November 14, 2023. The note provides for a penalty of 3,000 warrants for the purchase of the Company's common stock at $2.00 per share for each month that the note is in default. Management is currently working to extend the loan terms to resolve the default status of the note.

On September 26, 2023, the Company issued a non-interest-bearing promissory note totaling $25,000, maturing November 26, 2023. The note provides for a penalty of 3,000 warrants for the purchase of the Company's common stock at $2.00 per share for each month that the note is in default. Management is currently working to extend the loan terms to resolve the default status of the note.

The Company expects to start realizing revenues in late 2024 and will then be in a position to begin retiring the above outstanding notes.

NOTE 6 – CAPITAL STOCK

Authorized Stock

We currently have authorized 100,000,000 shares of capital stock, consisting of (i) 90,000,000 shares of common stock, and (ii) 10,000,000 shares of "blank check" Preferred Stock.

Reverse Stock Splits

On August 15, 2012, our board of directors and stockholders owning a majority of our outstanding common shares, authorized a 50 for 1 forward stock split of our issued and outstanding common stock. The forward split became effective on September 27, 2012. Due to the forward split, each outstanding share was split into 50 shares. On March 11, 2014, our board of directors authorized a 1.5 for 1 forward stock split of our common stock in the form of a dividend. In connection therewith, our shareholders of record as of the close of business on March 28, 2014, received an additional 0.5 share of our common stock for each share of our issued and outstanding common stock held by them on such date. The forward stock split became effective on April 1, 2014.

On February 15, 2023, the Company effected a 1-for-200 reverse stock split of its outstanding common stock. As a result of the reverse stock split, every two hundred presplit shares of common stock outstanding were automatically combined into one new share of common stock without any action on the part of the shareholders. Following the consummation of the reverse stock split, the number of issued and outstanding shares of common stock was reduced from 78,363,567 to 391,818. No fractional shares were issued in connection with the reverse stock split. The fractional shares of common stock resulting from the reverse stock split were rounded up to the nearest whole post-split share. The split is reflected retrospectively in the accompanying financial statements.

Merger with Retrieve Medical, Inc.

Effective March 27, 2023, the Company merged with Retrieve Medical, Inc., a medical software company. The Company, Retrieve Medical Acquisition Corp., a Delaware corporation (the "Acquisition Subsidiary") and Retrieve Medical, Inc., a Delaware corporation ("Retrieve"), entered into an Agreement and Plan of Merger and Reorganization (the "Agreement") pursuant to which the Acquisition Subsidiary was merged with and into Retrieve, with Retrieve surviving as a wholly owned subsidiary of the Company (the "Merger"). The transaction (the "Closing") took place on March 27, 2023 (the "Closing Date"). The Company acquired, through a reverse triangular merger, all outstanding capital stock of Retrieve in exchange for issuing Retrieve's shareholders (the "Retrieve Shareholders"), pro-rata, an aggregate of 16,338,951 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), representing approximately 86% of the issued and outstanding shares of the Company's Common Stock on a fully diluted basis. As a result of the Merger, the Retrieve Shareholders became the majority shareholders of the Company, and the Company acquired 100% of the issued and outstanding capital stock of Retrieve from the Retrieve Shareholders.

Neil Reithinger, the sole director of the Company, approved the Agreement and the transactions contemplated under the Agreement, and, on the Closing Date, resigned from his positions of Chief Executive Officer, Chief Financial Officer and sole director of the Company. The directors and shareholders of Retrieve have approved the Agreement and the transactions contemplated thereunder and, as of the Closing Date, own 16,338,951 shares of Common Stock in the aggregate.

The Merger was treated as a reverse recapitalization effected by a share exchange for financial and reporting purposes since Peak Pharmaceuticals, Inc. was deemed to be a shell corporation with nominal operations and assets at the time of the Merger. Retrieve is considered the acquirer for accounting purposes (with Peak Pharmaceuticals considered the acquiree), and Retrieve's historical financial statements represent the consolidated financial statements of the Company for preceding and current periods.

As a result of the Merger, Peak plans to take immediate steps to change its name to "Retrieve Medical Holdings, Inc." as well as its trading symbol, to better reflect its current business to its shareholders.

Effect of the reverse acquisition

On March 27, 2023, the Company underwent a reverse acquisition transaction, resulting in a net impact of $585,110. This transaction is accounted for under Generally Accepted Accounting Principles (GAAP) as a business combination achieved through a reverse acquisition. As a result of this transaction, the financial statements reflect the combined financial position, results of operations, and cash flows of the acquirer, including the assets acquired and liabilities assumed, at their historical carrying amounts.

The determination of the fair values of identifiable assets acquired and liabilities assumed, as well as the allocation of consideration transferred, were based on management's estimates and judgments, which included, but were not limited to, valuations of assets acquired, and liabilities assumed.

This footnote provides transparency regarding the significant financial impact of the reverse acquisition transaction on the Company's financial statements and highlights the application of relevant accounting principles in accordance with GAAP.

Retrieve Capital Stock Transactions

Series A Convertible Preferred Stock

In April 2020, the Board of Directors of Retrieve created a new class of preferred stock, the Series A Preferred Stock, and Retrieve filed a certificate of designation with the State of New Jersey on April 3, 2020. Each Retrieve share had a stated value of $1,000 and carries a 10% of stated value per annum dividend, payable semi-annually in cash or common stock. A total of 1,635 Series A Preferred stock of Retrieve was converted to 1,703,674 common shares of Retrieve during the three months ended March 31, 2023. Dividends were declared and expensed on the preferred shares of $40,315 during the three months ended March 31, 2023. No Accrued or unpaid dividends remained as of December 31, 2023.

Stock Subscriptions

During the twelve months ended December 31, 2023, we received cash of approximately $747,500 for subscriptions for Retrieve's common stock and warrants from accredited investors, pursuant to which we issued 1,047,500 common shares of Retrieve. The warrants for the purchase of common shares are exercisable over 5-7 years at $1.50-$2.00 per share. Additionally, the Company issued 14,460 shares for payment of interest and 231,760 shares for loan penalties.

Other Equity Transactions

During the three months ended March 31, 2023, Peak issued 581,845 shares of its common stock to a service provider in settlement of approximately $113,585 of accounts payable.

During the three months ended March 31, 2023, Retrieve issued 10,417 shares to a consultant in settlement of $12,500 accrued unpaid remuneration. Retrieve furthermore issued 20,525 shares for conversion of $15,534 interest accrued on outstanding promissory notes.

NOTE 7 –WARRANTS AND STOCK OPTIONS

Peak Options

No stock options were granted by Peak during the twelve months ended December 31, 2023.

The following is a summary of outstanding Peak stock options issued to employees and directors as of December 31, 2023:

	Number of Options	Exercise Price per Share	Average Remaining Term in Years
Outstanding December 31, 2023	14,580 $	1.34	0.45
Exercisable, December 31, 2023	14,580 $	1.34	0.45

The following is a summary of outstanding stock options issued to non-employees, excluding directors, as of December 31, 2023:

	Number of Options	Exercise Price per Share	Average Remaining Term in Years
Outstanding December 31, 2023	1,875 $	1.34	0.04
Exercisable, December 31, 2023	1,875 $	1.34	0.04

There was $412,385 and $2,022,027 equity-based compensation for the twelve months ended December 31, 2023, and 2022, respectively.

Retrieve Options

During the three-month ended March 31, 2023, Retrieve granted 925,000 options to five employees and one director, and 264,500 options to consultants. The options are exercisable over five years at $1.20 (for 1,125,000 options) and $1.50 (for 64,500 options).

Retrieve's options and warrants were valued using the Black-Scholes valuation model with the following assumptions: For 2021, share price - $1.267 based on the estimated per share value of common stock underlying purchased equity units (shares and warrants) subscribed during 2020, as determined by a back solve method utilizing the average fair value of the underlying warrants; volatility 50%; dividends none; risk-free rate 0.26% to 0.85%; expected life – 3 to 5 years.

Unrecognized stock compensation expense in form of unamortized options grants as of December 31, 2023, totaling $0.

Retrieve had maintained a "2019 Stock Plan" for the purpose of granting ISOs (Incentive Stock Options), Non-Qualified Options, Stock Grants and Stock-Based Awards. This 2019 Stock Plan was eliminated as a result of the Merger.

Conversion of outstanding Options and Warrants

In March 2023, the Board of Directors of Retrieve, in view of the upcoming March 27, 2023, merger with Peak Pharmaceuticals, Inc. and the prohibition of outstanding options and warrants at time of merger contained in the merger agreement, voted to grant all holders of options and warrants of Retrieve the right to convert their options and warrants into common shares of Retrieve on one for one basis. All holders of such instruments accepted the offer. Accordingly, in March 2023, Retrieve issued 11,750,000 of its common shares for all 11,750,000 outstanding Retrieve options, and 3,026,539 of its common shares for all 3,026,539 outstanding Retrieve warrants.

NOTE 8 –SUBSEQUENT EVENTS

In early April 2024 we commenced a Regulation CF crowdfunding offering for up to $3,000,000 through issuance of the Company's common stock at $1.50 per share.



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number
signature	20070872581-50
Ross Miller	Filing Date and Time
Secretary of State	12/18/2007 11:11 AM
State of Nevada	Entity Number
	E0880042007-9

Articles of Incorporation

(PURSUANT TO NRS 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. *Name of Corporation:*	SURF A MOVIE SOLUTIONS INC.	
2. *Resident Agent Name and Street Address:* (must be a Nevada address where process may be served)	Business Filings Incorporated Name	
	6100 Neil Road, Suite 500, (MANDATORY) Physical Street Address	Reno City	Nevada 89511 Zip Code
	(OPTIONAL) Mailing Address	City	State Zip Code
3. *Shares:* (number of shares corporation is authorized to issue)	Number of shares with par value: 2,000	Par value per share: $0.01	Number of shares without par value:
4. *Names & Addresses of the Board of Directors/Trustees:* (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than 3 directors/trustees)	1. Mazen Hleiss Name		
	2460 Commercial Drive Suite 203 Street Address	Vancouver City	British Columbia V5N 4B9 State Zip Code
	2. Ricardo Ruiz Name		
	2460 Commercial Drive Suite 203 Street Address	Vancouver City	British Columbia V5N 4B9 State Zip Code
	3. Name		
	Street Address	City	State Zip Code
5. *Purpose:* (optional - see instructions)	The purpose of this Corporation shall be: All lawful business		
6. *Name, Address and Signature of Incorporator:* (attach additional page if more than 1 incorporator)	The Nevada Company, Mark Williams, A.V.P. Name	X *signature* Signature	
	8040 Excelsior Drive, Suite 200 Address	Madison City	WI 53717 State Zip Code
7. *Certificate of Acceptance of Appointment of Resident Agent:*	I hereby accept appointment as Resident Agent for the above named corporation. X *signature* Authorized Signature of R. A. or On Behalf of R. A. Company	November 30, 2007 Date	

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 Articles 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 00001742554-28
Ross Miller Secretary of State State of Nevada	Filing Date and Time 02/22/2008 4:22 PM
	Entity Number E0880042007-9

Certificate of Amendment

(PURSUANT TO NRS 78.380)

USE BLACK INK ONLY - DO NOT HIGHLIGHT — ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.380 - Before Issuance of Stock)

1. Name of corporation:

[illegible]

2. The articles have been amended as follows (provide article numbers, if available):

Article [illegible]

[illegible]

3. The undersigned declare that they constitute at least two-thirds of the incorporators ☐, or of the board of directors ☒ (check one box only)

4. Effective date of filing (optional):

[illegible]

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signatures: (If more than two signatures, attach an 8 1/2" x 11" plain sheet with the additional signatures.)

X [signature] Signature

X [signature] Signature

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

[illegible]

EX-3.1.2 2 surf_ex312.htm CERTIFICATE OF AMENDMENT

EXHIBIT 3.1.2



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

090201

Filed in the office of	Document Number
Ross Miller	20120615859-79
Ross Miller	Filing Date and Time
Secretary of State	09/06/2012 9:22 AM
State of Nevada	Entity Number
	E0880042007-9

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

SURF A MOVIE SOLUTIONS INC.

2. The articles have been amended as follows: (provide article numbers, if available)

The Articles of Incorporation of the Corporation are hereby amended by deleting in its entirety the text following the present article "3. Authorized Stock" and substituting in lieu thereof the following:

3.   Shares. The aggregate number of shares which the Corporation shall have authority to issue shall consist of three hundred twenty-five million (325,000,000) shares, consisting of three hundred million shares (300,000,000) of common stock, par value $0.0001 per share (the "Common Stock"), and twenty-five million shares (25,000,000) of "blank check" preferred stock, par value $0.0001 per share (the "Preferred Stock").

[continues on following page]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 4,000,000

4. Effective date and time of filing: (optional)   Date: Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _____
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 8-31-11

1

CERTIFICATE OF AMENDMENT
SURF A MOVIE SOLUTIONS INC.
Page 2 of 2

The board of directors of the Corporation is authorized, subject to any limitation prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitation or restrictions thereof.

[reminder of page intentionally left blank]

2





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
signature Ross Miller Secretary of State State of Nevada	20130575283-76
	Filing Date and Time 08/30/2013 1:15 PM
	Entity Number E0880042007-9

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.

Frac Water Systems, Inc.
Name of merging entity

Nevada	Corporation
Jurisdiction	Entity type *

Name of merging entity

Jurisdiction	Entity type *

Name of merging entity

Jurisdiction	Entity type *

Name of merging entity

Jurisdiction	Entity type *

and,

Surf A Movie Solutions Inc.
Name of surviving entity

Nevada	Corporation
Jurisdiction	Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 1
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of
Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):

Attn: [   ]

c/o: [   ]

3) Choose one:

☐ The undersigned declares that a plan of merger has been adopted by each constituent entity
(NRS 92A.200).

☒ The undersigned declares that a plan of merger has been adopted by the parent domestic
entity (NRS 92A.180).

4) Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet
containing the required information for each additional entity from the appropriate section of
article four.

(a) Owner's approval was not required from

Frac Water Systems, Inc.
Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Surf A Movie Solutions Inc.
Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 2
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Name of **merging** entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 3
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 4
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

> Article One of the Articles of Incorporation of Surf A Movie Solutions Inc. is hereby amended to change the name of the Corporation to Frac Water Systems, Inc.

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

Date: _____   Time: _____

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 5
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article eight.

Frac Water Systems, Inc.		
Name of merging entity		
X _(signature)_	President and CEO	8/30 , 2013
Signature	Title	Date

Name of merging entity		
X		
Signature	Title	Date

Name of merging entity		
X		
Signature	Title	Date

Name of merging entity		
X		
Signature	Title	Date

and,

Surf A Movie Solutions Inc.		
Name of surviving entity		
X _(signature)_	President and CEO	8/30 , 2013
Signature	Title	Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 6
Revised: 8-31-11

K

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 30, 2013, is entered into by and between Surf A Movie Solutions Inc., a Nevada corporation ("SURF"), and Frac Water Systems, Inc., a Nevada corporation ("FWSI").

RECITALS

A. FWSI is a wholly-owned subsidiary of SURF;

B. The boards of directors of FWSI and SURF deem it advisable and in the best interests of their respective companies and shareholders that FWSI be merged with and into SURF, with SURF remaining as the surviving corporation under the name "Frac Water Systems, Inc.

C. The board of directors of FWSI has approved the plan of merger embodied in this Agreement; and

D. The board of directors of SURF has approved the plan of merger embodied in this Agreement.

In consideration of the mutual agreements and covenants set forth herein, the parties hereto do hereby agree to merge on the terms and conditions herein provided, as follows:

AGREEMENT

1. **THE MERGER**

1.1   <u>The Merger</u>. Upon the terms and subject to the conditions hereof, on the Effective Date (as hereinafter defined), FWSI shall be merged with and into SURF in accordance with the applicable laws of the State of Nevada (the "Merger"). The separate existence of FWSI shall cease, and SURF shall be the surviving corporation under the name "Frac Water Systems, Inc." (the "Surviving Corporation") and shall be governed by the laws of the State of Nevada.

1.2   <u>The Effective Date</u>. The Merger shall become effective on the date and at the time (the "Effective Date") that:

    (a)   the Articles of Merger, in substantially the form previously circulated among the Board of Directors of SURF and FWSI, that the parties hereto intend to deliver to the Secretary of State of the State of Nevada, are accepted and declared effective by the Secretary of State of the State of Nevada; and

    (b)   after satisfaction of the requirements of the laws of the State of Nevada.

1.3   <u>Articles of Incorporation</u>. On the Effective Date, the Articles of Incorporation of SURF, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the Articles of Incorporation of the Surviving Corporation except that Article 1 of the Articles of Incorporation of SURF, as the Surviving Corporation, shall be amended to state that the name of the corporation is "Frac Water Systems, Inc.".

1.4   <u>Bylaws</u>. On the Effective Date, the Bylaws of SURF, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the bylaws of the Surviving Corporation.

1.5   <u>Directors and Officers</u>. The directors and officers of SURF immediately prior to the Effective Date shall be the directors and officers of the Surviving Corporation, until their successors shall have been duly

1

elected and qualified or until otherwise provided by law, the Articles of Incorporation of the Surviving Corporation or the Bylaws of the Surviving Corporation.

2. CONVERSION OF SHARES

2.1   <u>Common Stock of SURF</u>. Upon the Effective Date, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock of SURF, par value of $0.0001 per share, issued and outstanding immediately prior to the Effective Date shall be changed and converted into one fully paid and non-assessable share of the common stock of the Surviving Corporation, par value of $0.0001 per share (the "Survivor Stock").

2.2   <u>Common Stock of FWSI</u>. Upon the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of FWSI , par value of $0.001 per share, issued and outstanding immediately prior to the Effective Date shall be cancelled.

2.3   <u>Exchange of Certificates</u>. Each person who becomes entitled to receive any Survivor Stock by virtue of the Merger shall be entitled to receive from the Surviving Corporation a certificate or certificates representing the number of Survivor Stock to which such person is entitled as provided herein.

3. EFFECT OF THE MERGER

3.1   <u>Rights, Privileges, Etc</u>. On the Effective Date of the Merger, the Surviving Corporation, without further act, deed or other transfer, shall retain or succeed to, as the case may be, and possess and be vested with all the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, of FWSI and SURF; all property of every description and every interest therein, and all debts and other obligations of or belonging to or due to each of FWSI and SURF on whatever account shall thereafter be taken and deemed to be held by or transferred to, as the case may be, or invested in the Surviving Corporation without further act or deed; title to any real estate, or any interest therein vested in FWSI or SURF, shall not revert or in any way be impaired by reason of this merger; and all of the rights of creditors of FWSI and SURF shall be preserved unimpaired, and all liens upon the property of FWSI or SURF shall be preserved unimpaired, and all debts, liabilities, obligations and duties of the respective corporations shall thenceforth remain with or be attached to, as the case may be, the Surviving Corporation and may be enforced against it to the same extent as if all of said debts, liabilities, obligations and duties had been incurred or contracted by it.

3.2   <u>Further Assurances</u>. From time to time, as and when required by the Surviving Corporation or by its successors and assigns, there shall be executed and delivered on behalf of FWSI such deeds and other instruments, and there shall be taken or caused to be taken by it such further other action, as shall be appropriate or necessary in order to vest or perfect in or to confirm of record or otherwise in the Surviving Corporation the title to and possession of all the property, interest, assets, rights, privileges, immunities, powers, franchises and authority of FWSI and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of FWSI or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

4. GENERAL

4.1   <u>Abandonment</u>. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by mutual written agreement of FWSI and SURF.

4.2   <u>Amendment</u>. At any time prior to the Effective Date, this Agreement may be amended or modified in writing by the board of directors of both FWSI and SURF.

2

4.3 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada.

4.4 Counterparts. In order to facilitate the filing and recording of this Agreement, the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

4.5 Electronic Means. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date hereof.

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date set forth above.

SURF A MOVIE SOLUTIONS INC.



By:_____
Name: Fadi Zeidan
Title: President and Chief Executive Officer

FRAC WATER SYSTEMS, INC.

By:_____
Name: Fadi Zeidan
Title: President and Chief Executive Officer

19

3

EX-2.1 2 fwsi_ex21.htm ARTICLES OF MERGER AS FILED

EXHIBIT 2.1


140103



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature]	20140191714-70
Ross Miller	Filing Date and Time
Secretary of State	03/17/2014 9:08 AM
State of Nevada	Entity Number
	E0880042007-9

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

USE BLACK INK ONLY – DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.

Cannabis Therapy Corp.
Name of merging entity

Nevada   corporation
Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

and,

Frac Water Systems, Inc.
Name of surviving entity

Nevada   corporation
Jurisdiction   Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of
Nevada (If a foreign entity is the survivor in the merger - NRS 92A.190):

Attn:

c/o:

3) Choose one:

☐ The undersigned declares that a plan of merger has been adopted by each constituent entity
(NRS 92A.200).

☒ The undersigned declares that a plan of merger has been adopted by the parent domestic
entity (NRS 92A.180).

4) Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet
containing the required information for each additional entity from the appropriate section of
article four.

(a) Owner's approval was not required from

Cannabis Therapy Corp.
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or:

Frac Water Systems, Inc.
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.   Nevada Secretary of State 92A Merger Page 2
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 3
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 4
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

Article One of the Articles of Incorporation of Frac Water Systems, Inc. is hereby amended to change the name of the Corporation to Cannabis Therapy Corp.

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

Date: Time:

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

This form must be accompanied by appropriate fees.   Nevada Secretary of State 92A Merger Page 5
                                                                Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6


USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article eight.

Cannabis Therapy Corp.
Name of merging entity

X _~signature~_   President   3/14/2014
Signature   Title   Date

Name of merging entity

X _____
Signature   Title   Date

Name of merging entity

X _____
Signature   Title   Date

Name of merging entity

X _____
Signature   Title   Date

and,

Frac Water Systems, Inc.
Name of surviving entity

X _~signature~_   President and CEO   3/14/2014
Signature   Title   Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 6
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


140103

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	20140823483-85
	Filing Date and Time 12/24/2014 9:00 AM
	Entity Number E0880042007-9

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.

Peak Pharmaceuticals, Inc.
Name of **merging entity**

Nevada
Jurisdiction   Corporation
                                Entity type *

Name of **merging entity**

Jurisdiction   Entity type *

Name of **merging entity**

Jurisdiction   Entity type *

Name of **merging entity**

Jurisdiction   Entity type *

and,

Cannabis Therapy Corp.
Name of **surviving entity**

Nevada   Corporation
Jurisdiction   Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 1
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):

Attn:

c/o:

3) Choose one:

☐ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

☒ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).

4) Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from the appropriate section of article four.

(a) Owner's approval was not required from

Peak Pharmaceuticals, Inc.
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Cannabis Therapy Corp.
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

Name of **merging** entity, if applicable

and, or;

Name of **surviving** entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Merger Page 4
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

Article One of the Articles of Incorporation of Cannabis Therapy Corp. is hereby amended to change the name of the corporation to Peak Pharmaceuticals, Inc.

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

                Date: **Time:**

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article eight.

Peak Pharmaceuticals, Inc.
Name of merging entity

X [signature] President 12/23/14
Signature Title Date

Name of merging entity

X
Signature Title Date

Name of merging entity

X
Signature Title Date

Name of merging entity

X
Signature Title Date

and,

Cannabis Therapy Corp.
Name of surviving entity

X [signature] President 12/23/14
Signature Title Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State

GABRIEL DI CHIARA
Chief Deputy

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

06/01/2023

Work Order Item Number:	W2023053103383-2944050
Filing Number:	20233237522
Filing Type:	Amendment After Issuance of Stock
Filing Date/Time:	5/31/2023 12:31:00 PM
Filing Page(s):	2

Indexed Entity Information:

Entity ID: E0880042007-9

Entity Name: Retrieve Medical Holdings, Inc.

Entity Status: Active

Expiration Date: None

Commercial Registered Agent

NATIONAL REGISTERED AGENTS, INC.

701 S CARSON ST STE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,



FVAguilar

FRANCISCO V. AGUILAR
Secretary of State

Page 1 of 1

Filed in the Office of	Business Number **E0880042007-9**
F.V.Aguilar	Filing Number **20233237522**
Secretary of State State Of Nevada	Filed On **5/31/2023 12:31:00 PM**
	Number of Pages **2**



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State: **Peak Pharmaceuticals, Inc.** Entity or Nevada Business Identification Number (NVID): **NV20071348465**
2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: _____ The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate. ☐ Amended and Restated Articles * Restated or Amended and Restated Articles must be included with this filing type.
3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued. ☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: **53.265%** ☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada: _____ Jurisdiction of formation: _____ Changes to takes the following effect: ☐ The entity name has been amended. ☐ Dissolution ☐ The purpose of the entity has been amended. ☐ Merger ☐ The authorized shares have been amended. ☐ Conversion ☐ Other: (specify changes)

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: _____ Time: _____ (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: [X] The entity name has been amended. [ ] The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) [ ] The purpose of the entity has been amended. [ ] The authorized shares have been amended. [ ] The directors, managers or general partners have been amended. [ ] IRS tax language has been added. [ ] Articles have been added. [ ] Articles have been deleted. [ ] Other. The articles have been amended as follows: (provide article numbers, if available) Article 1 of the Articles of Incorporation (see additional language below) (attach additional page(s) if necessary)
6. Signature: (Required)	X _~signature~_ CFO Signature of Officer or Authorized Signer Title X _____ _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Article 1 of the Articles of Incorporation of the Corporation has been amended to change the name of the Corporation to: Retrieve Medical Holdings, Inc.

This form must be accompanied by appropriate fees.

BY-LAWS
OF
SURF A MOVIE SOLUTIONS INC
(the "Corporation")
* * * * * * * * * *

ARTICLE I

Offices

The Corporation may have offices at such other places, both within and without the State of Nevada, as the Board of Directors may determine and designate from time to time or the business of the Corporation requires.

ARTICLE II

Books

The books and records of the Corporation may be kept (except as otherwise provided by the laws of the State of Nevada) outside of the State of Nevada and at such place or places as may be designated by the Board of Directors.

ARTICLE III

Stockholders

Section 1. Place of Meetings, etc. Except as otherwise provided in these Bylaws, all meetings of the stockholders shall be held at such dates, times and places, within or without the State of Nevada, as shall be determined by the Board of Directors or the President of the Corporation and as shall be stated in the notice of the meeting or in waivers of notice thereof. If the place of any meeting is not so fixed, it shall be held at the registered office of the Corporation in the State of Nevada.

Section 2. Annual Meetings. The Annual Meeting of stockholders of the Corporation for the election of Directors and the transaction of such other business as may properly come before said meeting shall be held at the principal business office of the Corporation or at such other place or places either within or without the State of Nevada as may be designated by the Board of Directors and stated in the notice of the meeting, on a date not later than 120 days following the close of the fiscal year of the Corporation as designated by the Board of Directors.

Section 3. Special Meetings. Special meetings of the stockholders of the Corporation shall be held whenever called in the manner required by the laws of the State of Nevada for purposes as to which there are special statutory provisions, and for other purposes whenever called by resolution of the Board of Directors, or by the President, or by the holders of a majority of the outstanding shares of capital stock of the Corporation the holders of which are entitled to vote on matters that are to be voted on at such meeting. Any such Special Meetings of stockholders may be held at the principal business office of the Corporation or at such other place or places, either within or without the State of Nevada, as may be specified in the notice thereof. Business transacted at any Special Meeting of stockholders of the Corporation shall be limited to the purposes stated in the notice thereof. The notice shall state the date, time, place and purpose or purposes of the proposed meeting.

Section 4. <u>Notice of Meetings</u>. Except as otherwise required or permitted by law, whenever the stockholders of the Corporation are required or permitted to take any action at a meeting, written notice thereof shall be given, stating the place, date and time of the meeting and, unless it is the annual meeting, by or at whose direction it is being issued. The notice also shall designate the place where the stockholders' list is available for examination, unless the list is kept at the place where the meeting is to be held. Notice of a Special Meeting also shall state the purpose or purposes for which the meeting is called. A copy of the notice of any meeting shall be delivered personally or shall be mailed, not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder of record entitled to vote at the meeting. If mailed, the notice shall be given when deposited in the United States mail, postage prepaid and shall be directed to each stockholder at his or her address as it appears on the record of stockholders, unless he or she shall have filed with the Secretary of the Corporation a written request that notices to him or her be mailed to some other address, in which case it shall be directed to him or her at the other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend the meeting, except for the express purpose of objecting at the beginning thereof to the transaction of any business because the meeting is not lawfully called or convened, or who shall submit, either before or after the meeting, a signed waiver of notice. Unless the Board of Directors, after the adjournment of such meeting, shall fix a new record date for an adjourned meeting or unless the adjournment is for more than thirty (30) days, notice of an adjourned meeting need not be given if the place, date and time to which the meeting shall be adjourned is announced at the meeting at which the adjournment is taken.

Section 5. <u>List of Stockholders</u>. The officer of the Corporation who shall have charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place specified in the notice of the meeting or at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder present at the meeting.

Section 6. <u>Quorum</u>. Except as otherwise expressly provided by the laws of the State of Nevada, or by the Certificate of Incorporation of the Corporation, or by these Bylaws, at any and all meetings of the stockholders of the Corporation there must be present, either in person or by proxy, stockholders owning a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at said meeting. At any meeting of stockholders at which a quorum is not present, the holders of, or proxies for, a majority of the stock which is represented at such meeting, may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 7. <u>Organization</u>. The President shall call to order meetings of the stockholders and shall act as Chairman of such meetings. The Board of Directors or the stockholders may appoint any stockholder or any Director or officer of the Corporation to act as Chairman at any meeting in the absence of the President. The Secretary of the Corporation shall act as secretary of all meetings of the stockholders, but in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

Section 8. <u>Voting</u>. Except as otherwise provided by the Certificate of Incorporation of the Corporation or these Bylaws, at any meeting of the stockholders each stockholder of record of the Corporation having the right to vote thereat shall be entitled to one (1) vote for each share of stock outstanding in his or her name on the books of the Corporation as of the record date and entitling him or her to so vote. A stockholder may vote in person or by proxy. Except as otherwise provided by the law of the State of Nevada or by the Certificate of Incorporation of the Corporation, any corporate action to be taken by a vote of the stockholders, other than the election of directors, shall be authorized by not less than a majority of the votes cast at a meeting by the stockholders present in person or by proxy and entitled to vote thereon. Directors shall be elected as provided in Section 1 of Article IV of these Bylaws. Written ballots shall not be required for voting on any matter unless ordered by the Chairman of the meeting.

Section 9. <u>Proxies</u>. Every proxy shall be executed in writing by the stockholder or by his or her attorney-in-fact.

Section 10. <u>Consent of Stockholders in Lieu of Meeting</u>. Unless otherwise provided in the Certificate of Incorporation of the Corporation, whenever the vote of the stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the laws of the state of Nevada or of the Certificate of Incorporation, such corporate action may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed, in person or by proxy, by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted in person or by proxy. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing, but who were entitled to vote on the matter.

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ARTICLE IV

Directors

Section 1. <u>Number, Election and Term of Office</u>. The business and affairs of the Corporation shall be managed by the Board of Directors. The number of Directors which shall constitute the whole Board shall be not less than one (1) nor more than nine (9). Within such limits, the number of Directors may be fixed from time to time by vote of the stockholders or of the Board of Directors, at any regular or special meeting, subject to the provisions of the Certificate of Incorporation. The initial board shall consist of one (1) Director. Directors need not be stockholders. Directors shall be elected at the Annual Meeting of the stockholders of the Corporation, except as provided in Section 2 of this Article IV, to serve until their respective successors are duly elected and qualified. When used in these Bylaws, the phrase "entire Board" means the total number of directors which the Corporation would have if there were no vacancies.

Section 2. <u>Vacancies and Newly Created Directorships</u>. Except as hereinafter provided, any vacancy in the office of a Director occurring for any reason other than the removal of a Director pursuant to Section 3 of this Article, and any newly created Directorship resulting from any increase in the authorized number of Directors, may be filled by a majority of the Directors then in office. In the event that any vacancy in the office of a Director occurs as a result of the removal of a Director pursuant to Section 3 of this Article, or in the event that vacancies occur contemporaneously in the offices of all of the Directors, such vacancy or vacancies shall be filled by the stockholders of the Corporation at a meeting of stockholders called for that purpose. Directors chosen or elected as aforesaid shall hold office until their respective successors are duly elected and qualified.

Section 3. <u>Removals</u>. At any meeting of stockholders of the Corporation called for that purpose, the holders of a majority of the shares of capital stock of the Corporation entitled to vote at such meeting may remove from office any or all of the Directors, with or without cause.

Section 4. <u>Resignations</u>. Any director may resign at any time by giving written notice of his or her resignation to the Corporation. A resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt, and, unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective.

Section 5. <u>Place of Meetings</u>. Except as otherwise provided in these Bylaws, all meetings of the Board of Directors shall be held at the principal business office of the Corporation or at such other place, within or without the State of Nevada, as the Board determines from time to time.

Section 6. <u>Annual Meetings</u>. The annual meeting of the Board of Directors shall be held either (a) without notice immediately after the annual meeting of stockholders and in the same place, or (b) as soon as practicable after the annual meeting of stockholders on such date and at such time and place as the Board determines.

Section 7. <u>Regular Meetings</u>. Regular meetings of the Board of Directors shall be held on such dates and at the principal business office of the Corporation or at such other place, either within or without the State of Nevada, as the Board determines. Notice of regular meetings need not be given, except as otherwise required by law.

4

Section 8. <u>Special Meetings</u>. Special meetings of the Board of Directors may be called by the President or any two Directors on notice given to each Director, and such meetings shall be held at the principal business office of the Corporation or at such other place, either within or without the State of Nevada, as shall be specified in the notices thereof. The request shall state the date, time, place and purpose or purposes of the proposed meeting.

Section 9. <u>Notice of Meetings</u>. Notice of each special meeting of the Board of Directors (and of each annual meeting held pursuant to subdivision (b) of Section 6 of this Article IV) shall be given, not later than 24 hours before the meeting is scheduled to commence, by the President or the Secretary and shall state the place, date and time of the meeting. Notice of each meeting may be delivered to a Director by hand or given to a director orally (whether by telephone or in person) or mailed or telegraphed to a Director at his or her residence or usual place of business, provided, however, that if notice of less than 72 hours is given it may not be mailed. If mailed, the notice shall be deemed to have been given when deposited in the United States mail, postage prepaid, and if telegraphed, the notice shall be deemed to have been given when the contents of the telegram are transmitted to the telegraph service with instructions that the telegram immediately be dispatched. Notice of any meeting need not be given to any Director who shall submit, either before or after the meeting, a signed waiver of notice or who shall attend the meeting, except if such Director shall attend for the express purpose of objecting at the beginning thereof to the transaction of any business because the meeting is not lawfully called or convened. Notice of any adjourned meeting, including the place, date and time of the new meeting, shall be given to all Directors not present at the time of the adjournment, as well as to the other Directors unless the place, date and time of the new meeting is announced at the adjourned meeting.

Section 10. <u>Quorum</u>. Except as otherwise provided by the laws of the State of Nevada or in these Bylaws, at all meetings of the Board of Directors of the Corporation a majority of the entire Board shall constitute a quorum for the transaction of business, and the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting to another place, date and time.

Section 11. <u>Conduct of Meetings</u>. At each meeting of the Board of Directors of the Corporation, the President or, in his or her absence, a Director chosen by a majority of the Directors present shall act as Chairman of the meeting. The Secretary or, in his or her absence, any person appointed by the Chairman of the meeting shall act as Secretary of the meeting and keep the minutes thereof. The order of business at all meetings of the Board shall be as determined by the Chairman of the meeting.

Section 12. <u>Committees of the Board</u>. The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may designate an executive committee and other committees, each consisting of one (1) or more Directors. Each committee (including the members thereof) shall serve at the pleasure of the Board of Directors and shall keep minutes of its meetings and report the same to the Board of Directors. The Board of Directors may designate one or more Directors as alternate members of any committee. Alternate members may replace any absent or disqualified member or members at any meeting of a committee. In addition, in the absence or disqualification of a member of a committee, if no alternate member has been designated by the Board of Directors, the members present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Except as limited by the laws of the State of Nevada, each committee, to the extent provided in the resolution establishing it, shall have and may exercise all the powers and authority of the Board of Directors with respect to all matters.

Section 13. <u>Operation of Committees</u>. A majority of all the members of a committee shall constitute a quorum for the transaction of business, and the vote of a majority of all the members of a committee present at a meeting at which a quorum is present shall be the act of the committee. Each committee shall adopt whatever other rules of procedure it determines for the conduct of its activities.

Section 14. <u>Consent to Action</u>. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 15. <u>Meetings Held Other Than in Person</u>. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors or any committee may participate in a meeting of the Board of Directors or committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

Section 16. <u>Compensation of Directors</u>. Directors, as such, shall not receive any stated salary for their services, but, by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for the attendance at each regular or special meeting of the Board; however nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

ARTICLE V

Officers

Section 1. <u>Number, Election and Term of Office</u>. The officers of the Corporation shall be a President, a Secretary, and a Treasurer, and may at the discretion of the Board of Directors include a Chief Executive Officer, a Chief Financial Officer, Chairman of the Board and one or more Vice Presidents, Director of Corporate Development, General Managers, Assistant Financial Officers and Assistant Secretaries. The officers of the Corporation shall be elected annually by the Board of Directors at its meeting held immediately after the Annual Meeting of the stockholders, and shall hold their respective offices until their successors are duly elected and qualified. Any two (2) or more offices may be held by the same person. The Board of Directors may from time to time appoint such other officers and agents as the interests of the Corporation may require and may fix their duties and terms of office. Any officer may devote less than one hundred percent (100%) of his or her working time to his or her activities as such.

Section 2. <u>The President</u>. The President shall be the chief executive and operating officer of the Corporation, and shall preside at all meetings of the stockholders and of the Board of Directors. The President shall have general and active management of the business and affairs of the Corporation, subject to the control of the Board, shall see that all orders and resolutions of the Board are effectuated, and shall have such other powers and duties as the Board assigns to him. He shall ensure that the books, reports, statements, certificates and other records of the Corporation are kept, made or filed in accordance with the laws of the State of Nevada. He shall cause to be called regular and special meetings of the stockholders and of the Board of Directors in accordance with these Bylaws. He may sign, execute and deliver in the name of the Corporation all deeds, mortgages, bonds, contracts or other instruments authorized by the Board of Directors, except in cases where the signing, execution or delivery thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or where required by law to be otherwise signed, executed or delivered. He may sign, jointly with the Secretary, an Assistant Secretary, the Treasurer, or an Assistant Financial Officer, certificates of stock of the Corporation. He shall appoint and remove, employ and discharge, and fix the compensation of all servants, agents, employees and clerks of the Corporation other than the duly elected or appointed officers, subject to the approval of the Board of Directors. In addition to the powers and duties expressly conferred upon him by these Bylaws, he shall, except as otherwise specifically provided by the laws of the State of Nevada, have such other powers and duties as shall from time to time be assigned to him by the Board of Directors.

Section 3. <u>The Vice President</u>. There may be such Vice Presidents as the Board of Directors shall determine from time to time, with duties determined by the Board of Directors. If there is only one Vice President appointed by the Board, he shall perform, in the absence or disability of the President, the duties and exercise the powers of the President and shall have such other powers and duties as the Board or the President assigns to him.

Section 4. <u>The Secretary</u>. The Secretary may sign all certificates of stock of the Corporation jointly with the President. He shall record all the proceedings of the meetings of the stockholders and the Board of Directors of the Corporation in the books to be kept for that purpose. He shall have safe custody of the seal of the Corporation and, when authorized by the Board, he shall affix the same to any corporate instrument, and when so affixed he may attest the same by his signature. He shall keep the transfer books, in which all transfers of the capital stock of the Corporation shall be registered, and the stock books, which shall contain the names and addresses of all holders of the capital stock of the Corporation and the number of shares held by each. He shall keep the stock and transfer books available during business hours for inspection by any stockholder and for the transfer of stock. He shall notify the Directors and stockholders of the respective meetings as required by law or by these Bylaws of the Corporation. He shall have and perform such other powers and duties as may be required by law or the Bylaws of the Corporation, or which the Board or the President may assign to him from time to time.

Section 5. <u>Assistant Secretaries</u>. The Assistant Secretaries shall, during the absence or incapacity of the Secretary, assume and perform all functions and duties which the Secretary might lawfully do if present and not under any incapacity.

Section 6. <u>The Treasurer</u>. Subject to the control of the Board, the Treasurer shall have the care and custody of the corporate funds and the books relating thereto. He shall perform all other duties incident to the office of the Treasurer. He shall have such other powers and duties as the Board or the President assigns to him from time to time. He shall keep full and accurate accounts of all receipts and disbursements of the Corporation in books belonging to the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board, and shall render to the President or the Directors, whenever they may require it, an account of all his transactions as Treasurer and an account of the business and financial position of the Corporation.

Section 7. <u>Assistant Financial Officers</u>. The Assistant Financial Officers shall, during the absence or incapacity of the Treasurer, assume and perform all functions and duties which the Treasurer might lawfully do if present and not under any incapacity.

Section 8. <u>Transfer of Duties</u>. The Board of Directors may transfer the power and duties, in whole or in part, of any officer to any other officer, or other persons, notwithstanding the provisions of these Bylaws, except as otherwise provided by the laws of the State of Nevada.

Section 9. <u>Removals</u>. Subject to his or her earlier death, resignation or removal as hereinafter provided, each officer shall hold his or her office until his or her successor shall have been duly elected and shall have qualified. Any officer or agent of the Corporation may be removed from office at any time, with or without cause, by the affirmative vote of a majority of the entire Board, at a meeting of the Board of Directors called for that purpose.

Section 10. <u>Resignations</u>. Any officer or agent of the Corporation may resign at any time by giving written notice of his or her resignation to the Board of Directors or to the President or Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt, and, unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective.

Section 11. <u>Vacancies</u>. If the office of President, Secretary or Treasurer becomes vacant for any reason, the Board of Directors shall choose a successor to hold such office for the unexpired term. If any other officer or agent becomes vacant for any reason, the Board of Directors may fill the vacancy, and each officer so elected shall serve for the remainder of his or her predecessor's term.

Section 12. <u>Compensation of Officers</u>. The officers shall receive such salary or compensation as may be determined by the Board of Directors.

ARTICLE V

Contracts, Checks and Notes

Section 1. Contracts. Unless the Board of Directors shall otherwise specifically direct, all contracts of the Corporation shall be executed in the name of the Corporation by the President or a Vice President.

Section 2. Checks and Notes. All negotiable instruments of the Corporation shall be signed by such officers or agents of the Corporation as may be designated by the Board of Directors.

ARTICLE VI

Provisions Relating to Stock

Certificates and Stockholders

Section 1. Certificates of Stock. Certificates for the Corporation's capital stock shall be in such form as required by law and as approved by the Board. Each certificate shall be signed in the name of the Corporation by the President or any Vice President and by the Secretary, the Treasurer or any Assistant Secretary or any Assistant Financial Officer and shall bear the seal of the Corporation or a facsimile thereof. If any certificate is countersigned by a transfer agent or registered by a registrar, other than the Corporation or its employees, the signature of any officer of the Corporation may be a facsimile signature. In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature was placed on any certificate shall have ceased to be such officer, transfer agent or registrar before the certificate shall be issued, it may nevertheless be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 2. Lost Certificates, etc. The Corporation may issue a new certificate for shares in place of any certificate theretofore issued by it, alleged to have been lost, mutilated, stolen or destroyed, and the Board may require the owner of the lost, mutilated, stolen or destroyed certificate, or his legal representatives, to make an affidavit of that fact and to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, mutilation, theft or destruction of the certificate or the issuance of a new certificate.

Section 3. Transfer of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 4. Record Date. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or for the purpose of any other action, the Board may fix in advance, a record date, which shall be not more than sixty (60) nor less than ten (10) days before the date of any such meeting, nor more than sixty (60) days prior to any other action.

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Section 5. <u>Registered Stockholders</u>. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such share or shares by any other person, whether or not it shall have notice thereof, except as expressly provided by the laws of the State of Nevada.

ARTICLE VII

<u>General Provisions</u>

Section 1. <u>Dividends</u>. To the extent permitted by law, the Board shall have full power and discretion, subject to the provisions of the Certificate of Incorporation of the Corporation and the terms of any other corporate document or instrument binding upon the Corporation, to determine what, if any, dividends or distributions shall be declared and paid or made. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sums as the Directors think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Directors think conducive to the interests of the Corporation. The Directors may modify or abolish any such reserve in the manner in which it was created.

Section 2. <u>Seal</u>. The corporate seal of the Corporation shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Nevada."

Section 3. <u>Fiscal Year</u>. The fiscal year of the Corporation shall be end on September 30.

Section 4. <u>Voting Shares in Other Corporations</u>. Unless otherwise directed by the Board, shares in other corporations which are held by the Corporation shall be represented and voted only by the President or by a proxy or proxies appointed by him or her.

Section 5. <u>Indemnification</u>.

(a) The Corporation shall indemnify any person who was, or is threatened to be made, a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director, officer, employee or agent of the Corporation, or (ii) while a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or similar functionary of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under the Revised Statutes of the State of Nevada, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article VII is in effect. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement or otherwise.

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(b) As used herein, the term "proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, any appeal in such an action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding.

(c) A director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) for the payment of distributions in violation of the Revised Statutes of the State of Nevada. Any repeal or amendment of this Article VII by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director or officer of the Corporation is not personally liable as set forth in the foregoing provisions of this Article VII, a director or officer shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including, without limitation, any subsequent amendment to the Revised Statutes of the State of Nevada.

ARTICLE VIII

Amendments

These Bylaws may be adopted, altered, amended or repealed or new Bylaws may be adopted by the stockholders, or by the Board of Directors by the Certificate or Incorporation, at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal Bylaws is conferred upon the Board of Directors by the Certificate of Incorporation it shall not divest or limit the power of the stockholders to adopt, amend or repeal Bylaws.

THE UNDERSIGNED, being all of the Directors of Surf a Movie Solutions Inc., evidence their adoption and ratification of the foregoing Bylaws of the Corporation.

Dated: April 15, 2008

_____   _____
Fadi Zeidan, Director   Ufuk Turk, Director

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SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT (THE "OFFERING STATEMENT") HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Retrieve Medical Holdings, Inc.
        376 Main Street, Suite 100,
        Bedminster, NJ 07921

Ladies and Gentlemen:

1. Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase shares of Common Stock (the "Common Stock"), par value $0.001 per share, of Retrieve Medical Holdings, Inc., a Nevada Corporation (the "Company"), at a purchase price of $1.50 per share, upon the terms and conditions set forth herein, plus a 3.5% Investor fee per transaction. The securities (the "Securities") being subscribed for under this Subscription Agreement constitute the Common Stock of the Company. The rights of the Securities are as set forth in the Bylaws of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Bylaws.

This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(c)   The aggregate number of Securities sold shall not exceed 2,999,999.77, which includes a 3.5% investor fee (the "Investor Fee"). The Company may accept subscriptions until February 25, 2025 (the "Termination Date"). Providing that subscriptions for Securities in the amount of $5,000.08 are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(d)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this

Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank and Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by DealMaker Transfer Agent LLC, (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding, as promulgated under the Securities Act.

3.   Representations and Warranties of the Company.
The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement, and the issuance of the underlying securities by the Company, have been duly authorized by all necessary corporate action. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby are within the Company's powers and have been duly authorized by all necessary actions on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements as of September 30, 2022 and for the transition period of September 1, 2022 to December 31, 2022. The audits of the financial statements of the Company's wholly owned subsidiary Retrieve Medical Inc for the years ended December 31, 2022 and December 31, 2021 (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the date they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Marcum LLP and Rosenberg Rich Baker Berman, P.A, who have audited or reviewed the Financial Statements of the Company, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of either the Company arising out of his or her consulting, employment or board relationship or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   (i) To the Company;

   (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

   (iii) As part of an offering registered under the Securities Act with the SEC; or

   (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the

Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i)   Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New Jersey.

EACH OF THE SUBSCRIBER, THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE [NEVADA] AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY

ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Retrieve Medical Holdings, Inc.
>
> 376 Main Street, Suite 100,
> Bedminster, NJ 07921

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5 and 6 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10. <u>Subscription Procedure</u>. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

[*SIGNATURE PAGE FOLLOWS*]

Retrieve Medical Holdings, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Security Interests of Retrieve Medical Holdings, Inc., by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of Security Interests the undersigned hereby irrevocably subscribes for is

_____

(print number of Securities)

(b)   The aggregate purchase price (based on a purchase price of $1.50 per Security plus 3.5% Investor Fee) for the Security Interests the undersigned hereby irrevocably subscribes for is:

$_____

(print aggregate purchase price)

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____

(print name of owner or joint owners)

	If the Securities are to be purchased in joint names, both Subscribers must sign:
_____	_____
Signature	Signature
_____	_____
Name (Please Print)	Name (Please Print)
_____	_____
Accredited Investor ☐	Accredited Investor ☐

Non-Accredited Investor ☐ Email address ____________________________ Address ____________________________ ____________________________ Telephone Number ____________________________ Social Security Number/EIN ____________________________ Date	Non-Accredited Investor ☐ Email address ____________________________ Address ____________________________ ____________________________ Telephone Number ____________________________ Social Security Number ____________________________ Date

* * * * *

This Subscription is accepted on _____, 202__

Retrieve Medical Holdings, Inc.
376 Main Street, Suite 100,
Bedminster, NJ 07921

By: _____
         Name: Jerry Swon
         Title: Chief Executive Officer and Director

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self- directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

> > (A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or

sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

> (i) With assets under management in excess of $5,000,000,

> (ii) That is not formed for the specific purpose of acquiring the securities offered, and

> (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).